ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

3 September 2002

Securities and Exchange Commission
Division of Corporation
Office of International (
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 22 August 2002 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. A media release titled "Boral Agrees to Purchase Rocla Persada in Indonesia" issued on 27 August 2002.

2. A letter dated 30 August 2002 attaching the audited accounts of Boral Limited and controlled entities for the year ended 30 June 2002 comprising the financial report, the concise financial report and the Directors' Report.

3. A media release titled "Boral acquires one of Australia's largest plasterboard distributors" issued on 2 September 2002.

Yours faithfully

M.B. Scobie
Company Secretary

MEDIA RELEASE

BORAL LIMITED
ABN 13 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9223 8439

2 September 2002

Boral acquires one of Australia's largest plasterboard distributors

Boral announced today that it had acquired Stud & Track, its largest plasterboard distributor in NSW.

The purchase of Stud and Track, with annual sales of around $25 million, significantly adds to Boral's plasterboard distribution infrastructure in NSW and reflects the previous owner's wish to retire from the business.

Ross Batstone, Executive General Manager of Boral Plasterboard, said: "The acquisition is important for Boral because it gives our plasterboard distribution infrastructure greater scale and coverage. There is the opportunity to service customers in a more integrated way and to realise the benefits of efficient distribution and retailing"

"The combination of our specialist independent distributors and our company owned outlets creates a leading network providing customers with an industry competitive range of interior wall and ceiling linings products and services" he added.

The acquisition is based on staged payments over 2 years and will be earnings per share positive for Boral in the first year.

For further information please contact:

Ross Batstone
Executive General Manager
Boral Plasterboard
telephone (02) 9898 7812 or 0401 899 800

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
telephone (02) 9220 6390 or 0401 895 894

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

30 August 2002

The Manager, Listings
Australian Stock Exchange Limited
Exchange Centre
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual Accounts

We attach the audited accounts of Boral Limited and controlled entities for the financial year ended 30 June 2002 comprising:-

(i) the financial report.

(ii) the concise financial report.

(iii) the Directors' Report.

We confirm that the Company will be treated as having lodged the reports with the Australian Securities and Investments Commission by reason of having given them to you.

Yours faithfully

M.B. Scobie
Company Secretary

STATEMENTS OF FINANCIAL PERFORMANCE

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
Revenue from operating activities	2	3,488.8	3,280.2	-	-
Interest revenue	2	4.9	44.4	149.0	158.5
Other revenue	2	32.2	159.8	84.2	351.1
Total revenue from ordinary activities		3,525.9	3,484.4	233.2	509.6
Depreciation and amortisation expenses	2	(188.3)	(189.0)	(25.8)	(25.2)
Other (expenses)/income from ordinary activities		(3,034.2)	(2,976.0)	34.4	(181.8)
Total expenses from ordinary activities, excluding borrowing costs	2	(3,222.5)	(3,165.0)	8.6	(207.0)
Borrowing costs	2	(68.1)	(114.1)	(119.3)	(128.1)
Share of net profit of associates and joint ventures attributable to members	8	44.7	26.2	-	-
Profit from ordinary activities before related income tax expense		**280.0**	**231.5**	**122.5**	**174.5**
Income tax (expense)/benefit relating to ordinary activities	3	(87.2)	(77.8)	(22.2)	30.9
Net profit		**192.8**	**153.7**	**100.3**	**205.4**
Net profit attributable to outside equity interest		(0.4)	(0.3)	-	-
Net profit attributable to members of the parent entity	21	**192.4**	**153.4**	**100.3**	**205.4**
Non-owner transaction changes in equity					
Net exchange difference on translation of assets and liabilities of overseas controlled entities	20	(37.1)	116.6	-	-
Net exchange difference on translation of long term borrowings net of income tax benefit	20	28.5	(94.0)	-	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(8.6)	22.6	-	-
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**183.8**	**176.0**	**100.3**	**205.4**
Basic earnings per share - ordinary shares	5	33.7c	27.0c		
Diluted earnings per share - ordinary shares	5	33.5c	26.8c		

The statements of financial performance should be read in conjunction with the accompanying notes set out on pages 4 to 39, which form an integral part of the financial statements.

STATEMENTS OF FINANCIAL POSITION

BORAL LIMITED AND CONTROLLED ENTITIES

as at 30 June	Note	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CURRENT ASSETS					
Cash assets		43.4	34.7	19.5	22.8
Receivables	6	641.5	658.5	5,640.1	4,812.5
Inventories	7	360.1	373.9	-	-
Other	13	28.6	31.2	2.3	4.4
TOTAL CURRENT ASSETS		1,073.6	1,098.3	5,661.9	4,839.7
NON-CURRENT ASSETS					
Receivables	6	44.1	48.7	-	-
Inventories	7	56.2	39.9	-	-
Investments accounted for using the equity method	8	313.7	277.2	-	-
Other financial assets	9	0.2	0.3	59.3	59.5
Property, plant and equipment	10	2,070.7	2,114.1	294.3	312.5
Intangible assets	11	210.0	211.7	-	-
Deferred tax assets	12	125.8	147.7	23.7	46.0
Other	13	12.7	12.4	0.3	0.1
TOTAL NON-CURRENT ASSETS		2,833.4	2,852.0	377.6	418.1
TOTAL ASSETS		3,907.0	3,950.3	6,039.5	5,257.8
CURRENT LIABILITIES					
Payables	14	485.1	483.1	3,671.3	2,459.0
Interest-bearing liabilities	15	8.2	28.5	80.7	112.7
Current tax liabilities	17	32.2	29.3	6.5	7.4
Provisions	18	244.6	278.1	73.5	61.6
TOTAL CURRENT LIABILITIES		770.1	819.0	3,832.0	2,640.7
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	15	916.3	989.0	382.0	803.4
Deferred tax liabilities	17	232.0	233.5	22.0	22.6
Provisions	18	38.9	54.3	0.3	0.4
TOTAL NON-CURRENT LIABILITIES		1,187.2	1,276.8	404.3	826.4
TOTAL LIABILITIES		1,957.3	2,095.8	4,236.3	3,467.1
NET ASSETS		1,949.7	1,854.5	1,803.2	1,790.7
EQUITY					
Contributed equity	19	1,578.1	1,556.7	1,578.1	1,556.7
Reserves	20	147.9	156.7	125.1	125.2
Retained profits	21	222.1	138.7	100.0	108.8
Total parent entity interest		1,948.1	1,852.1	1,803.2	1,790.7
Outside equity interests	22	1.6	2.4	-	-
TOTAL EQUITY		1,949.7	1,854.5	1,803.2	1,790.7

The statements of financial position should be read in conjunction with the accompanying notes set out on pages 4 to 39, which form an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		3,601.5	3,567.9	42.3	44.8
Payments to suppliers and employees		(3,129.6)	(3,223.0)	(34.9)	(33.9)
Dividends received		18.9	18.6	42.6	285.3
Interest received		4.9	44.7	145.0	147.2
Borrowing costs		(64.7)	(109.2)	(119.3)	(123.1)
Income taxes (paid)/refunded		(39.0)	(59.6)	(3.0)	13.8
NET CASH PROVIDED BY OPERATING ACTIVITIES	34	392.0	239.4	72.7	334.1
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(203.5)	(174.8)	(14.7)	(25.7)
Payments for equity instruments		(96.5)	(103.9)	-	-
Proceeds on disposal of controlled entities		-	-	-	-
Proceeds on disposal of non-current assets		32.2	159.8	0.5	6.0
NET CASH USED IN INVESTING ACTIVITIES		(267.8)	(118.9)	(14.2)	(19.7)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		0.7	-	0.7	-
Dividends paid (Net of dividends reinvested under the Dividend Reinvestment Plan $22.3 million (2001 $Nil))		(80.9)	(102.2)	(80.4)	(102.2)
Net movement in loans with controlled entities		-	-	486.5	476.7
Proceeds from borrowings		715.4	345.5	76.5	290.4
Repayment of borrowings		(741.9)	(389.7)	(513.1)	(1,111.0)
NET CASH USED IN FINANCING ACTIVITIES		(106.7)	(146.4)	(29.8)	(446.1)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		0.3	2.4	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS		17.8	(23.5)	28.7	(131.7)
Cash and cash equivalents at beginning of the year		19.2	42.7	(89.9)	41.8
Cash and cash equivalents at end of the year	34	37.0	19.2	(61.2)	(89.9)

The statements of cash flows should be read in conjunction with the accompanying notes set out on pages 4 to 39, which form an integral part of the financial statements.

The following is a summary of significant accounting policies which have been adopted in the presentation of this financial report which is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on an historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

RECLASSIFICATION OF FINANCIAL INFORMATION:

To ensure comparability with the current reporting period, certain comparative items have been reclassified in the financial statements. Significant changes in disclosure relate to provisions for asset impairment being disclosed against the assets to which they relate, consistent with the approach required by AASB 1044 Provisions, Contingent Liabilities and Contingent Assets.

CHANGES IN ACCOUNTING POLICY:

Segment reporting : The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are : Construction Materials, Building Products, USA, Asia. Comparative information has been restated for the changes in definitions of segment revenues and results. There is no financial effect on the group as a result of these changes.

Earnings per share : The consolidated entity has applied AASB 1027 Earnings Per Share (issued in June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received had the potential ordinary shares been converted. The diluted EPS weighted average number of ordinary shares now includes the number of shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share. There is no material impact on the group as a result of applying this standard.

PRINCIPLES OF CONSOLIDATION:

Controlled entities: The consolidated financial statements of the consolidated entity include the financial statements of Boral Limited and all entities in which it has a controlling interest. Outside interests in the reserves and profits of entities that are under the control of Boral Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased.

Associates: Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Joint venture entities: In the consolidated financial statements, investments in joint venture entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the joint venture entity's net profit or loss is recognised in the consolidated statement of financial performance from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Joint venture operations: The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of joint ventures' assets, liabilities, and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

Transactions eliminated on consolidation: Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation. Unrealised gains resulting from transactions with associates and joint ventures, including those relating to contributions of non-monetary assets on establishment, are eliminated to the extent of the consolidated

entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

REVENUE RECOGNITION:
Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods and services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods revenue: Sale of goods revenue is recognised (net of returns, discounts and allowances) when the control of goods passes to the customer.

Rendering of services revenue: Revenue from rendering services is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured. The stage of completion is assessed by reference to surveys of work performed. Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is only recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

Interest revenue: Interest income is recognised as it accrues.

Sale of non-current assets: The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets (other than property held for resale) is brought to account at the date an unconditional contract is signed.

Land held for resale: Revenue and profit from sale of property held for resale is recognised either on settlement or when all of the following conditions have been met : contracts are exchanged; a significant non-refundable deposit is received; and material conditions contained within the contract are met.

Dividends: Revenue from dividends and distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates is recognised by the parent entity when dividends are received. Revenue from dividends from other investments are recognised when received. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

INCOME TAX: The liability method of tax effect accounting has been adopted whereby income tax expense for the period has been matched with accounting profit after allowing for permanent differences relating to deductibility or assessabity for income tax purposes of certain items. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

GOODS AND SERVICES TAX: Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

BORROWING COSTS: Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and lease finance charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that which is incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

FOREIGN CURRENCIES:

Transactions : Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted to Australian dollars at the exchange rates ruling at balance date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change, except where :

- hedging specific anticipated transactions or net investments in self-sustaining operations

- relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In this case, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve on consolidation
- relating to acquisition of qualifying assets, where qualifying assets are assets which take more than 12 months to prepare for their intended use or sale.

Translation of controlled foreign operations : Exchange differences in respect of overseas controlled operations, associates and joint ventures, resulting from the translation of assets and liabilities at exchange rates ruling at balance date and revenue and expense items at average rates for the period, together with exchange differences in respect of long term foreign currency borrowing's of Boral Limited which have been designated as being hedged against the net assets of overseas controlled entities have been taken to the foreign currency translation reserve on consolidation, net of income tax where applicable.

RECEIVABLES: Trade debtors to be settled within 60 days are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts.

INVENTORIES AND WORK IN PROGRESS: Inventories and work in progress are valued at the lower of cost (including quarry and factory overheads where applicable) and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation. Net realisable value is determined on the basis of each entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Land held for resale: Development properties are carried at the lower of cost and net realisable value. Cost includes the costs of acquisition, development, and holding costs such as interest, rates and taxes. Borrowing costs and other holding costs incurred after completion of development are expensed as incurred.

CONSTRUCTION CONTRACTS IN PROGRESS: Construction contracts in progress are valued at cost plus profit determined by the percentage of completion method where the profit can be reliably determined or otherwise when a contract is completed. Costs include both variable and fixed costs directly related to specific contracts, and those which can be attributed to contract activity in general and which can be allocated to specific contracts on a reasonable basis. Also included are costs expected to be incurred under penalty clauses and recitifcation provisions. Provisions for losses are made in the financial statements for actual or anticipated losses as soon as the loss is identified. Payments received in advance of performance of contracts and services are not brought to account as income.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS VALUED ON A COST BASIS: The carrying amounts of non-current assets valued on the cost basis are reviewed at each reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write down is recognised as an expense in the statement of financial performance in the reporting period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. The methodology applied in assessing the recoverable amounts of non-current assets includes, but is not limited to, an analysis of expected future cash flows discounted to their present value.

GOODWILL: Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is amortised to the statement of financial performance using the straight line method of calculation over the period of time during which the benefits are expected to arise, but not exceeding twenty years. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the statement of financial performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortised balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present value.

DEFERRED EXPENSES: Expenditure is deferred to the extent that management consider that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised over the period in which the related benefits are expected to be realised. The carrying value of deferred expenditure is reviewed in accordance with the policy set out under recoverable amount of non-current assets.

INVESTMENTS:

Controlled entities: Investments in controlled entities are carried in Boral Limited's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

Associates: In Boral Limited's financial statements, investments in associated entities are carried at the lower of cost and recoverable amount. Income from dividends is brought to account as revenue at the time the dividend is paid by the associate.

Other companies: Interests in listed and unlisted companies which are not controlled entities nor associated entities are treated as investments and only dividend income is brought into the consolidated results. The carrying values are reviewed annually to ensure that they do not exceed recoverable amounts.

PROPERTY, PLANT AND EQUIPMENT:

Acquisition: Items of property, plant and equipment are initially recorded at cost and depreciated as outlined below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour. The proportion of overheads and other incidental costs directly attributable to its construction are also capitalised to the cost of property, plant and equipment. Borrowing costs are also capitalised to the cost of constructed property, plant and equipment using a weighted average capitalisation rate.

Disposal of assets: The gain or loss on disposal of assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is brought to account as profit or loss in the period in which the disposal occurs. Any realised revaluation increment relating to the disposed asset standing in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

Leased plant and equipment: Leases of plant and equipment which are classified as finance leases are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed as incurred.

Depreciation and amortisation: Depreciation and amortisation are charged on property, plant and equipment at rates which provide for the write down from cost or valuation over the anticipated period of their useful life to the consolidated entity. Depreciation of property, plant and equipment (see note 10) has been determined by the straight line method.

EMPLOYEE ENTITLEMENTS: Provision is made in the financial statements for benefits accruing to employees in relation to long service leave and annual leave. The provision for employee entitlements to annual leave has been calculated at nominal amounts. The provision for employee entitlements to long service leave represents an estimation of the present value of the future cash outflows. Related on-costs have also been included in respect of annual leave and long service leave. Employee contributory superannuation funds exist to provide benefits for employees and their dependants on retirement, disability or death. Where shares are issued to, or purchased for, employees as remuneration for past services, the fair value of the shares issued or purchased is expensed. The fair value of the shares issued is recorded in contributed equity. Other shares issued to employees are recorded in contributed equity at the fair value of consideration received, if any. Administrative costs are expensed.

PAYABLES: Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

INTEREST BEARING LIABILITIES: Bank loans are carried on the statement of financial position at their principal amount, subject to set-off arrangements. Interest expense is accrued and included in "Trade creditors".

DERIVATIVES: The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements, interest rate options, forward foreign exchange contracts and futures commodity fixed price swap contracts. Derivative financial instruments are not held for speculative purposes.

Hedges: Where specific hedge transactions are designated as a hedge for the purchase or sale of goods or services or an anticipated interest transaction, gains or losses arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge are deferred and included in the measurement of the transaction. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. The net receivables or payables are revalued using the foreign currency current at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

Where a hedge transaction is redesignated as a hedge of another transaction, gains and losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period. Gains or losses that arise prior to and upon maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance.

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax expense/revenue, are transferred to the foreign currency translation reserve on consolidation.

Interest rate swaps and forward rate agreements: Interest payments and receipts under interest rate swap contracts and realised gains and losses on forward rates agreements are recognised on an accruals basis in the statement of financial performance as an adjustment to borrowing costs during the period.

Interest rate options: Interest rate options are purchased to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are held in other assets and are amortised to borrowing costs over the terms of the agreements.

Forward foreign exchange contracts: Forward foreign exchange contracts are accounted for as described under Hedges above.

Commodity fixed price swap contracts: Commodity fixed price swap contracts are accounted for as described under Hedges above.

ROUNDING OF AMOUNT TO THE NEAREST $100,000: Boral Limited is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded to the nearest one hundred thousand dollars unless otherwise stated.

1. SEGMENTS

PRIMARY REPORTING

BUSINESS SEGMENTS	Revenue* 2002 $ millions	%	Revenue* 2001 $ millions	%
Building products - Australia	999.0	28.7	955.3	29.1
Construction materials - Australia	1,640.0	47.0	1,522.6	46.4
United States of America	792.9	22.7	756.3	23.1
Asia	52.6	1.5	37.9	1.2
Other	4.3	0.1	8.1	0.2
SEGMENT TOTAL	3,488.8	100.0	3,280.2	100.0

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are not considered material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

	Operating profit (excluding associates)				Results of associates				Operating profit before tax**			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	81.8	27.4	61.6	26.0	3.5	7.8	3.9	14.9	85.3	24.8	65.5	24.9
Construction materials - Australia	136.0	45.6	110.1	46.7	6.7	15.0	3.9	14.9	142.7	41.6	114.0	43.5
United States of America	93.0	31.2	83.7	35.5	16.7	37.4	15.6	59.5	109.7	32.0	99.3	37.9
Asia	1.9	0.6	1.1	0.5	17.8	39.8	2.8	10.7	19.7	5.7	3.9	1.5
Other	(2.6)	(0.9)	(1.1)	(0.5)	-	-	-	-	(2.6)	(0.8)	(1.1)	(0.4)
Non Trading Activities	(2.9)	(1.0)	(13.0)	(5.5)	-	-	-	-	(2.9)	(0.8)	(13.0)	(5.0)
Corporate	(8.7)	(2.9)	(6.4)	(2.7)	-	-	-	-	(8.7)	(2.5)	(6.4)	(2.4)
SEGMENT TOTAL	298.5	100.0	236.0	100.0	44.7	100.0	26.2	100.0	343.2	100.0	262.2	100.0
Disposal and restructure of businesses	-		39.0		-		-		-		39.0	
Net interest expense	(63.2)		(69.7)		-		-		(63.2)		(69.7)	
	235.3		205.3		44.7		26.2		280.0		231.5	

	Segment assets (excluding investments in associates)				Investments in associates				Total assets			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	965.9	28.2	982.5	28.1	4.7	1.5	5.3	2.0	970.6	25.9	987.8	26.3
Construction materials - Australia	1,711.0	50.0	1,643.0	47.1	10.6	3.4	7.9	2.8	1,721.6	46.1	1,650.9	43.8
United States of America	706.9	20.6	774.8	22.2	104.5	33.3	107.0	38.6	811.4	21.7	881.8	23.4
Asia	23.3	0.7	32.6	0.9	193.9	61.8	157.0	56.6	217.2	5.8	189.6	5.0
Other	3.7	0.1	12.4	0.4	-	-	-	-	3.7	0.1	12.4	0.3
Corporate	13.1	0.4	45.1	1.3	-	-	-	-	13.1	0.4	45.1	1.2
SEGMENT TOTAL	3,423.9	100.0	3,490.4	100.0	313.7	100.0	277.2	100.0	3,737.6	100.0	3,767.6	100.0
Cash and investments ***	43.6		35.0		-		-		43.6		35.0	
Deferred tax assets (unallocated)	125.8		147.7		-		-		125.8		147.7	
	3,593.3		3,673.1		313.7		277.2		3,907.0		3,950.3	

	Liabilities				Acquisition of segment assets				Depreciation & amortisation			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	159.3	20.7	146.5	17.9	32.9	16.0	51.9	27.2	42.8	22.7	44.6	23.7
Construction materials - Australia	321.8	41.9	302.4	37.1	107.4	52.3	70.8	37.0	94.0	49.9	94.3	49.9
United States of America	95.3	12.4	120.7	14.8	60.5	29.5	58.6	30.6	45.7	24.3	44.5	23.5
Asia	24.9	3.2	44.8	5.5	2.8	1.4	0.8	0.4	1.5	0.8	1.2	0.6
Other	5.2	0.7	5.4	0.7	-	-	0.1	0.1	-	-	-	-
Corporate	162.1	21.1	195.7	24.0	1.6	0.8	9.0	4.7	4.3	2.3	4.4	2.3
SEGMENT TOTAL	768.6	100.0	815.5	100.0	205.2	100.0	191.2	100.0	188.3	100.0	189.0	100.0
Interest Bearing Liabilities (unallocated)	924.5		1,017.5		-		-		-		-	
Tax Liabilities (unallocated)	264.2		262.8		-		-		-		-	
	1,957.3		2,095.8		205.2		191.2		188.3		189.0	

	Non cash expenses/(income)			
	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS				
Building products - Australia	2.6	(13.0)	(8.5)	35.5
Construction materials - Australia	1.1	(5.4)	11.9	(49.6)
United States of America	(6.6)	32.7	(10.9)	45.4
Asia	(14.5)	71.8	(12.1)	50.4
Other	(0.2)	1.0	1.1	(4.6)
Corporate	(2.6)	12.9	(5.5)	22.9
SEGMENT TOTAL	(20.2)	100.0	(24.0)	100.0
Disposal and restructure of businesses	-		(39.0)	
Net deferred tax balance	25.8		(32.9)	
	5.6		(95.9)	

Building products - Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials - Australia	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

1. SEGMENTS *(continued)*

SECONDARY REPORTING GEOGRAPHICAL SEGMENTS	Revenue* 2002 $ millions	%	2001 $ millions	%	Acquisition of segment assets 2002 $ millions	%	2001 $ millions	%
Australia	**2,639.0**	75.7	2,477.9	75.5	**140.3**	68.3	122.7	64.2
United States of America	**792.9**	22.7	756.3	23.1	**60.5**	29.5	58.6	30.6
Asia	**52.6**	1.5	37.9	1.2	**2.8**	1.4	0.8	0.4
Other	**4.3**	0.1	8.1	0.2	-	-	0.1	0.1
Non Trading Activities	-	-	-	-	-	-	-	-
Corporate	-	-	-	-	**1.6**	0.8	9.0	4.7
SEGMENT TOTAL	**3,488.8**	100.0	3,280.2	100.0	**205.2**	100.0	191.2	100.0

GEOGRAPHICAL SEGMENTS	Operating profit (excluding associates) 2002 $ millions	%	2001 $ millions	%	Results of associates 2002 $ millions	%	2001 $ millions	%	Operating profit before tax ** 2002 $ millions	%	2001 $ millions	%
Australia	**217.8**	73.0	171.7	72.7	**10.2**	22.8	7.8	29.8	**228.0**	66.4	179.5	68.4
United States of America	**93.0**	31.2	83.7	35.5	**16.7**	37.4	15.6	59.5	**109.7**	32.0	99.3	37.9
Asia	**1.9**	0.6	1.1	0.5	**17.8**	39.8	2.8	10.7	**19.7**	5.7	3.9	1.5
Other	**(2.6)**	(0.9)	(1.1)	(0.5)	-	-	-	-	**(2.6)**	(0.8)	(1.1)	(0.4)
Non Trading Activities	**(2.9)**	(1.0)	(13.0)	(5.5)	-	-	-	-	**(2.9)**	(0.8)	(13.0)	(5.0)
Corporate	**(8.7)**	(2.9)	(6.4)	(2.7)	-	-	-	-	**(8.7)**	(2.5)	(6.4)	(2.4)
SEGMENT TOTAL	**298.5**	100.0	236.0	100.0	**44.7**	100.0	26.2	100.0	**343.2**	100.0	262.2	100.0
Disposal and restructure of businesses	-		39.0		-		-		-		39.0	
Net interest expense	**(63.2)**		(69.7)		-		-		**(63.2)**		(69.7)	
	235.3		205.3		**44.7**		26.2		**280.0**		231.5	

GEOGRAPHICAL SEGMENTS	Segment assets (excluding investments in associates) 2002 $ millions	%	2001 $ millions	%	Investments in associates 2002 $ millions	%	2001 $ millions	%	Total assets 2002 $ millions	%	2001 $ millions	%
Australia	**2,676.9**	78.2	2,625.5	75.2	**15.3**	4.9	13.2	4.8	**2,692.2**	72.0	2,638.7	70.1
United States of America	**706.9**	20.6	774.8	22.2	**104.5**	33.3	107.0	38.6	**811.4**	21.7	881.8	23.4
Asia	**23.3**	0.7	32.6	0.9	**193.9**	61.8	157.0	56.6	**217.2**	5.8	189.6	5.0
Other	**3.7**	0.1	12.4	0.4	-	-	-	-	**3.7**	0.1	12.4	0.3
Corporate	**13.1**	0.4	45.1	1.3	-	-	-	-	**13.1**	0.4	45.1	1.2
SEGMENT TOTAL	**3,423.9**	100.0	3,490.4	100.0	**313.7**	100.0	277.2	100.0	**3,737.6**	100.0	3,767.6	100.0
Cash and investments ***	**43.6**		35.0		-		-		**43.6**		35.0	
Deferred tax assets (unallocated)	**125.8**		147.7		-		-		**125.8**		147.7	
	3,593.3		3,673.1		**313.7**		277.2		**3,907.0**		3,950.3	

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.
** Operating profit represents profit before income tax expense.
*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Asia	Asia, New Zealand
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

2. OPERATING PROFIT	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
REVENUE FROM OPERATING ACTIVITIES				
Sale of goods	3,372.9	3,151.2	-	-
Rendering of services	115.9	129.0	-	-
	3,488.8	3,280.2	-	-
INTEREST REVENUE				
Interest received or receivable from:				
Wholly owned controlled entities	-	-	147.3	157.4
Associated entities	0.2	0.3	-	-
Other sources	4.7	44.1	1.7	1.1
	4.9	44.4	149.0	158.5
OTHER REVENUES FROM ORDINARY ACTIVITIES				
From operating activities:				
Dividends received or receivable from wholly owned controlled entities	-	-	40.5	283.0
Dividends received or receivable from associated companies	-	-	2.0	2.3
Other income	-	-	41.2	44.3
From outside operating activities:				
Proceeds on sale of assets including non-current assets	32.2	159.8	0.5	6.0
Proceeds from sale of controlled entities	-	-	-	15.5
	32.2	159.8	84.2	351.1
TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)				
Cost of sales	2,288.3	2,130.1	-	-
Distribution expenses	448.6	442.2	-	-
Selling and marketing expenses	151.6	160.1	-	-
Administrative expenses	280.7	285.2	30.1	31.9
Net foreign exchange loss/(gain) *	0.8	(0.4)	(73.7)	120.6
Amortisation of intangibles	18.3	18.6	-	-
Written down value of assets sold	34.2	116.2	0.8	18.2
Other expenses	-	13.0	34.2	36.3
	3,222.5	3,165.0	(8.6)	207.0

* The net foreign exchange loss/(gain) in respect of Boral Limited principally relates to long-term borrowings and forward rate agreements which on consolidation are taken to the Foreign currency translation reserve

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
PROFIT ON SALE				
Property, plant and equipment	9.6	52.3	0.1	1.3
Investments	-	-	-	2.6
	9.6	52.3	0.1	3.9
LOSS ON SALE				
Property, plant and equipment	11.6	8.7	0.4	0.1
Other assets	-	-	-	0.5
	11.6	8.7	0.4	0.6
BORROWING COSTS				
Interest paid or payable to:				
Wholly owned controlled entities	-	-	61.4	20.4
Other sources	67.9	113.5	57.9	107.7
	67.9	113.5	119.3	128.1
Finance charges on capitalised leases	0.2	0.6	-	-
	68.1	114.1	119.3	128.1
DEPRECIATION AND AMORTISATION EXPENSES				
Land and buildings	7.1	5.1	1.7	0.7
Plant and equipment	160.8	163.8	24.1	24.5
Timber licences, plantation costs and mineral reserves	1.3	1.4	-	-
Leased assets capitalised	0.8	0.1	-	-
Goodwill	16.4	17.2	-	-
Other intangibles	1.9	1.4	-	-
	188.3	189.0	25.8	25.2

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	2002 $ millions	2001 $ millions
2. OPERATING PROFIT (continued)				
OTHER CHARGES				
Research and development costs expensed	1.7	2.4	-	-
Operating lease rental charges	69.2	65.9	2.2	3.2
Write-down of inventories	0.7	0.5	-	-
Bad and doubtful debts expense	6.3	16.2	-	5.6
All bad debts were written off to the statement of financial performance				
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE INCLUDES THE FOLLOWING REVENUES AND EXPENSES WHOSE DISCLOSURE IS RELEVANT IN EXPLAINING THE FINANCIAL PERFORMANCE OF THE ENTITY				
Profit on sale of businesses	-	39.0	-	-
Tax (expense)/benefit	-	(12.6)	-	-
Provision for insurance recovery losses and legal claims	-	(13.0)	-	-
Tax benefit	-	2.4	-	-

3. INCOME TAX EXPENSE

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
Income tax expense on profit from ordinary activities:				
- at Australian tax rate (30%; 2001: 34%)	84.0	78.7	36.8	59.3
- adjustment for difference between Australian and overseas tax rates	11.0	8.4	-	-
Income tax expense on pretax profit from ordinary activities at standard rates	95.0	87.1	36.8	59.3
Tax effect of major items causing permanent differences:				
Restatement of deferred tax balances due to change in company tax rate	-	-	-	5.0
Past tax losses	(1.5)	(0.1)	-	-
Current tax losses not tax effected	-	0.1	-	-
Depreciation and amortisation	3.7	2.2	0.4	0.6
Capital losses brought to account	(0.7)	(6.9)	-	(0.8)
Over provision for tax in previous years	(2.3)	(0.9)	(1.1)	-
Rebatable dividends from controlled entities	-	-	(12.1)	(96.2)
Share of associates' net profit and rebatable dividends	(8.4)	(3.0)	(0.6)	(0.8)
Other items	1.4	(0.7)	(1.2)	2.0
Income tax expense/(benefit) attributable to operating profit	87.2	77.8	22.2	(30.9)
Income tax expense/(benefit) attributable to operating profit is made up of:				
Current income tax provision	101.3	62.9	46.2	(68.9)
Deferred income tax provision	6.5	1.9	(0.6)	0.1
Deferred tax asset	(18.3)	13.9	(22.3)	37.9
Over provision for tax in previous years	(2.3)	(0.9)	(1.1)	-
	87.2	77.8	22.2	(30.9)

4. DIVIDENDS

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	$ millions	$ millions	$ millions	$ millions
Final prior year dividend under provided	0.1	-	0.1	-
Interim dividend of 9 cents per share, franked to 3.15 cents per share, paid 15 April 2002 (2001 paid : 17 April 2001, franked to 3.15 cents per share)	51.6	51.1	51.6	51.1
Final dividend of 10 cents per share (2001 : 9 cents), franked to 7.5 cents per share, payable 19 September 2002 (2001 paid: 15 October 2001, franked to 3.15 cents per share)	57.5	51.1	57.5	51.1
	109.2	102.2	109.2	102.2

DIVIDEND FRANKING ACCOUNT

The balance of the franking account of Boral Limited as at 30 June 2002 is $Nil after adjusting for franking credits/(debits) that will arise from:
- the payment/refund of the amount of the provision for income tax
- payment of dividends recognised as a liability at the current balance sheet date
- the receipt of intercompany dividends from controlled entities during the current financial year.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

5. EARNINGS PER SHARE

Classification of securities as ordinary shares
Only ordinary shares have been included in basic earnings per share.

Classification of securities as potential ordinary shares
Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only.

	Consolidated	
	2002	2001
	$ millions	$ millions
Earnings reconciliation		
Net profit	192.8	153.7
Net profit attributable to outside equity interests	(0.4)	(0.3)
Basic and diluted earnings	192.4	153.4
Weighted average number of ordinary shares used as the denominator		
Number for basic earnings per share	571,317,538	568,050,178
Effect of executive share options on issue	2,846,806	588,300
Number for diluted earnings per share	574,164,344	568,638,478
Basic earnings per share - ordinary shares	33.7c	27.0c
Diluted earnings per share - ordinary shares	33.5c	26.8c

Between 11 March 2002 and 8 April 2002 240,000 shares were issued upon the exercise of executive options. The diluted EPS calculation includes that portion of these options assumed to be for nil consideration, weighted with reference to the date of conversion.

6. RECEIVABLES

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CURRENT				
Trade debtors	577.4	518.7	1.5	3.4
Associated entities	17.0	15.0	0.8	-
	594.4	533.7	2.3	3.4
Less: Provision for doubtful debts	11.2	15.1	-	-
	583.2	518.6	2.3	3.4
Wholly owned controlled entities	-	-	5,633.0	4,807.8
	-	-	5,633.0	4,807.8
Other debtors *	65.3	153.1	4.8	1.3
Less: Provision for doubtful debts	7.0	13.2	-	-
	58.3	139.9	4.8	1.3
	641.5	658.5	5,640.1	4,812.5
NON-CURRENT				
Loans to associated entities	58.0	58.0	-	-
Less: Provision for doubtful debts	37.4	37.4	-	-
	20.6	20.6	-	-
Other debtors *	23.5	28.1	-	-
	44.1	48.7	-	-
AMOUNTS RECEIVABLE:				
Not later than one year	641.5	658.5	5,640.1	4,812.5
Later than one year but not later than two years	23.5	7.2	-	-
Later than two years but not later than five years	-	12.1	-	-
Later than five years	20.6	29.4	-	-
	685.6	707.2	5,640.1	4,812.5

* Other debtors includes reinsurance recoveries (2002: $28.5 million; 2001: $33.3 million) in respect of claims payable to the controlled entity Boral Insurance Pty Ltd. Provisions for claims payable (2002: $38.4 million; 2001: $43.9 million) are included as a liability in the balance sheet.

7. INVENTORIES

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CURRENT				
Raw materials and stores - at cost	116.4	116.4	-	-
Less: Provision for diminution	0.8	0.7	-	-
	115.6	115.7	-	-
Finished goods - at cost	191.3	197.4	-	-
Less: Provision for diminution	1.6	0.4	-	-
	189.7	197.0	-	-
Finished goods - at net realisable value	2.8	2.9	-	-
Work in progress	41.5	44.9	-	-
Construction contracts in progress:				
Gross amount	69.9	82.7	-	-
Less: Progress billings	66.7	79.7	-	-
	3.2	3.0	-	-
Less: Provision for losses	0.3	0.5	-	-
	2.9	2.5	-	-
Land held for resale - at cost	7.6	10.9	-	-
	360.1	373.9	-	-
NON-CURRENT				
Land held for resale - at cost	56.2	39.9	-	-
Land held for resale comprises:				
Cost of acquisition	43.7	39.8	-	-
Development costs capitalised	20.1	11.0	-	-
	63.8	50.8	-	-

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

Name	Principal Activity	Balance Date	Ownership Interest Consolidated 2002 %	Ownership Interest Consolidated 2001 %	Investment Carrying Amount Consolidated 2002 $ millions	Investment Carrying Amount Consolidated 2001 $ millions
Flyash Australia Pty Ltd	Flyash collection	30-Jun	50	50	0.3	0.4
Gypsum Resources Australia Pty Ltd	Gypsum mining	30-Jun	50	50	-	-
Highland Pine Products Pty Ltd	Timber	30-Jun	50	50	-	-
Lafarge Boral Gypsum in Asia Ltd	Plasterboard	31-Dec	47.7	43	239.2	207.3
Monier Lifetile LLC	Rooftiles	31-Dec	50	50	101.5	105.0
Monier Lifetile S.R.L. de C.V.	Rooftiles	31-Dec	50	50	3.0	2.0
Penrith Lakes Development Corporation Pty Ltd	Quarrying	30-Jun	40	40	-	-
RCM Sdn Bhd	Timber	31-Dec	33.3	33.3	-	-
Rondo Building Services Pty Ltd	Rollform system	30-Jun	50	50	4.6	5.3
Sunstate Cement Ltd	Cement manufacturer	30-Jun	50	50	10.4	7.5
Tile Service Company LLC	Rooftiles	31-Dec	50	50	-	-
Wunderlich Pty Ltd (in voluntary liquidation)	Windows	30-Jun	50	50	-	-
					359.0	327.5
Less provision for diminution					(45.3)	(50.3)
TOTAL					313.7	277.2

	Consolidated 2002 $ millions	Consolidated 2001 $ millions
RESULTS OF ASSOCIATES:		
Share of associates' profit from ordinary activities before income tax expense	49.1	30.4
Share of associates' income tax attributable to profit from ordinary activities	(4.4)	(4.2)
Share of associates' net profit - equity accounted	44.7	26.2
SHARE OF POST-ACQUISITION RETAINED PROFITS ATTRIBUTABLE TO ASSOCIATES:		
Share of associates' retained profits at the beginning of the financial year	49.1	37.6
Effect of exchange rate changes	(4.1)	3.9
Share of associates' net profit	44.7	26.2
Dividends from associates	(18.9)	(18.6)
Share of associates' retained profits at the end of the financial year	70.8	49.1
SHARE OF POST-ACQUISITION ASSET REVALUATION RESERVE ATTRIBUTABLE TO ASSOCIATES:		
Asset revaluation reserve increment at the beginning of the financial year	(6.2)	(6.2)
Share of associates' asset revaluation reserve at the end of the financial year	(6.2)	(6.2)
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES:		
Carrying amount of investments in associates at the beginning of the financial year	277.2	144.1
Investments in/acquisitions of associates during the year	42.2	103.9
Share of associates' net profit	44.7	26.2
Dividends from associates	(18.9)	(18.6)
Effect of exchange rate changes	(28.9)	21.6
Other	(2.6)	-
Carrying amount of investments in associates at the end of the financial year	313.7	277.2

Boral Limited and Controlled Entities

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

	Consolidated	
	2002	2001
	$ millions	$ millions
SHARE OF ASSOCIATES' COMMITMENTS:		
Share of associates' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	2.6	3.5
Later than one year but not later than five years	-	-
Later than five years	-	-
	2.6	3.5
Share of associates' operating lease commitments payable:		
Not later than one year	2.1	3.2
Later than one year but not later than five years	2.6	3.7
Later than five years	2.2	2.5
	6.9	9.4
SUMMARY PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES:		
The consolidated entity's share of aggregate profits, assets and liabilities of associates are as follows:		
Net profits after tax	44.7	26.2
Current assets	169.5	140.9
Non-current assets	339.7	321.8
Total assets	509.2	462.7
Current liabilities	164.5	124.1
Non-current liabilities	31.0	61.4
Total liabilities	195.5	185.5
Net assets	313.7	277.2

9. OTHER FINANCIAL ASSETS

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	$ millions	*$ millions*	*$ millions*	*$ millions*
NON-CURRENT				
Shares in wholly owned controlled entities - at cost	-	-	24.6	40.2
Investment in partnerships - at cost	-	-	15.5	-
Unlisted shares in associated entities - at cost	-	-	19.2	19.2
Other corporations - at cost	0.3	0.4	-	0.1
Less: Provision for diminution	(0.1)	(0.1)	-	-
	0.2	0.3	-	0.1
	0.2	0.3	59.3	59.5

Boral Limited and Controlled Entities

10. PROPERTY, PLANT AND EQUIPMENT

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
Land and buildings:				
At cost	872.8	885.9	75.6	74.4
At recoverable amount	10.8	-	-	-
Less: Provision for depreciation and amortisation	30.7	26.6	1.9	1.4
	852.9	859.3	73.7	73.0
Timber licences, plantation costs and mineral reserves:				
At cost	52.3	52.3	38.9	38.9
Less: Provision for amortisation	10.0	8.7	-	-
	42.3	43.6	38.9	38.9
Plant and equipment:				
At cost	2,840.4	2,816.0	461.5	456.0
Less: Provision for depreciation	1,669.6	1,608.1	279.8	255.4
	1,170.8	1,207.9	181.7	200.6
Leased plant and equipment capitalised	8.2	4.7	-	-
Less: Provision for amortisation	3.5	1.4	-	-
	4.7	3.3	-	-
	1,175.5	1,211.2	181.7	200.6
	2,070.7	2,114.1	294.3	312.5

RECONCILIATIONS

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
Land and buildings:				
Carrying amount - opening balance	859.3	860.5	73.0	76.2
Additions	29.9	12.9	2.6	1.5
Disposals	(17.5)	(34.8)	(0.2)	(4.0)
Acquisitions of entities or operations	12.4	-	-	-
Recoverable amount write-down	(7.8)	-	-	-
Depreciation expense	(7.1)	(5.1)	(1.7)	(0.7)
Net foreign currency exchange differences	(16.3)	25.8	-	-
Carrying amount - closing balance	852.9	859.3	73.7	73.0
Timber licences, plantation costs and mineral reserves:				
Carrying amount - opening balance	43.6	58.7	38.9	38.9
Disposals	-	(13.7)	-	-
Depreciation expense	(1.3)	(1.4)	-	-
Carrying amount - closing balance	42.3	43.6	38.9	38.9
Plant and equipment:				
Carrying amount - opening balance	1,211.2	1,203.8	200.6	201.7
Additions	173.6	170.3	12.1	24.2
Disposals	(16.7)	(37.6)	(6.9)	(0.8)
Acquisitions of entities or operations	8.4	-	-	-
Depreciation expense	(161.6)	(163.9)	(24.1)	(24.5)
Net foreign currency exchange differences	(39.4)	38.6	-	-
Carrying amount - closing balance	1,175.5	1,211.2	181.7	200.6

DEPRECIATION RATES

Class of asset	Range of Depreciation/Amortisation Rates
Land and buildings	1 - 10%
Timber licences, plantation costs and mineral reserves	1 - 5%
Plant and equipment	5 - 33.3%

VALUATIONS

The 30 June 2002 independent and directors' valuations of the consolidated entity's freehold land and buildings were carried out on the basis of either open market values for existing use or vacant possession resulted in a valuation of $897.7 million for the consolidated entity (Boral Limited: $82.6 million) compared to current book values of $806.3 million (Boral Limited: $72.6 million). As land and buildings are recorded at cost, the valuation has not been brought to account although, where the valuation demonstrated an impairment in value, the relevant asset was written down by the amount of the impairment.

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
11. INTANGIBLE ASSETS				
Goodwill	348.1	337.8	-	-
Less: Accumulated amortisation	144.4	132.9	-	-
	203.7	204.9	-	-
Establishment expenses, patents, trademarks and licenses	8.5	8.9	-	-
Less: Accumulated amortisation	2.2	2.1	-	-
	6.3	6.8	-	-
	210.0	211.7	-	-

AMORTISATION RATES

Goodwill is being amortised at rates between 5% and 15%

Establishment expenses, patents, trademarks and licenses are being amortised at rates between 6.7% and 20%

12. DEFERRED TAX ASSETS

NON-CURRENT

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% in respect of the following items:				
Provisions and accrued employee entitlements not currently deductible	66.6	73.8	1.9	1.4
Tax losses carried forward *	15.1	13.2	-	-
Unrealised foreign exchange losses	29.4	42.6	19.3	42.6
Other items	14.7	18.1	2.5	2.0
	125.8	147.7	23.7	46.0
Future income tax benefit not recognised: The potential deferred tax asset in controlled entities has not been taken into account in respect of tax losses where recovery is not virtually certain *	41.4	20.9	-	-

* *The potential deferred tax asset will only be obtained if:*

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the asset to be realised, or the asset can be utilised by another company in the consolidated entity in accordance with tax law in the jurisdiction in which the company operates;

(ii) the relevant consolidated entities continue to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the asset.

The gross amount of tax losses carried forward that have not been recognised and the range of expiry dates for recovery by tax jurisdiction are as follows:-

Tax Jurisdiction	Expiry Date	$ millions	$ millions
Australia	No restriction	48.0	-
Germany	No restriction	62.6	60.5
Indonesia	No restriction	-	4.7
Malaysia	No restriction	-	1.0
Singapore	No restriction	6.0	6.4
New Zealand	No restriction	3.3	3.3
United States of America	Up to 20 years	31.5	25.5

13. OTHER ASSETS

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
CURRENT				
Prepayments	13.7	20.1	2.3	4.3
Deferred expenses	14.9	11.1	-	0.1
	28.6	31.2	2.3	4.4
NON-CURRENT				
Deferred expenses	21.2	19.3	0.3	0.1
Accumulated amortisation	(8.5)	(6.9)	-	-
	12.7	12.4	0.3	0.1

AMORTISATION RATES

Non-current deferred expenses are generally amortised at rates between 20% and 60%, although some minor amounts of deferred expenses, including development of quarry infrastructure, are amortised at rates between 5% and 10%

Boral Limited and Controlled Entities

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
14. PAYABLES				
CURRENT				
Trade creditors	476.9	474.9	53.6	87.0
Due to wholly owned controlled entities	-	-	3,617.7	2,372.0
Due to associated entities	8.2	8.2	-	-
	485.1	483.1	3,671.3	2,459.0

15. INTEREST-BEARING LIABILITIES

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
CURRENT				
Secured:				
Other loans	-	0.1	-	-
	-	0.1	-	-
Unsecured:				
Bank loans	-	11.2	-	-
Bank overdrafts	6.4	15.5	80.7	112.7
Lease liabilities	1.8	1.7	-	-
	8.2	28.4	80.7	112.7
	8.2	28.5	80.7	112.7
NON-CURRENT				
Secured:				
Bank loans	-	21.1	-	21.1
Other loans	1.1	1.2	-	-
	1.1	22.3	-	21.1
Unsecured:				
Bank loans	115.9	596.1	115.9	412.0
Lease liabilities	0.8	0.3	-	-
Other loans	798.5	370.3	266.1	370.3
	915.2	966.7	382.0	782.3
	916.3	989.0	382.0	803.4
DEBTS PAYABLE:				
Not later than one year	8.2	28.5	80.7	112.7
Later than one year but not later than two years	115.9	0.4	115.0	-
Later than two years but not later than five years	267.3	987.9	267.0	803.4
Later than five years	533.1	0.7	-	-
Note 26	924.5	1,017.5	462.7	916.1

SECURED BORROWINGS:
The bank loans are secured by charges over certain assets of the consolidated entity.
Other loans are secured by charges over certain assets of the consolidated entity and registered mortgages.

INTEREST RATES APPLICABLE TO:

Bank loans	5.67% to 6.74% per annum at a weighted average of 5.67% per annum (2001: 5.46%)
Other loans	2.11% to 8.00% per annum at a weighted average of 5.32% per annum (2001: 4.85%)
Lease liabilities	6.10% to 8.15% per annum at a weighted average of 7.40% per annum (2001: 8.20%)

The applicable weighted average interest rate for interest bearing debt as at 30 June 2002 was approximately 5.39% (2001: 5.23%)

Boral Limited and Controlled Entities

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
16. LEASE LIABILITIES				
FINANCE LEASES:				
Lease commitments in respect of finance leases of plant and equipment are payable as follows:				
Not later than one year	2.2	1.8	-	-
Later than one year but not later than five years	0.6	0.3	-	-
Later than five years	-	-	-	-
	2.8	2.1	-	-
Less: Future finance charges and executory costs	0.2	0.1	-	-
	2.6	2.0	-	-

The consolidated entity leases property and equipment under finance leases expiring from one to five years.
Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the Consumer Price Index.

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
OPERATING LEASES:				
Lease commitments in respect of operating leases are payable as follows:				
Not later than one year	42.8	49.5	3.7	3.8
Later than one year but not later than five years	77.2	70.8	5.9	9.8
Later than five years	66.4	38.5	-	-
	186.4	158.8	9.6	13.6

The consolidated entity leases property, equipment and vehicles under operating leases expiring from one to forty years.
Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.
Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the Consumer Price Index or operating criteria.

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
17. CURRENT & DEFERRED TAX LIABILITIES				
CURRENT				
Current tax liability	32.2	29.3	6.5	7.4
	32.2	29.3	6.5	7.4
NON-CURRENT				
Provision for deferred tax liabilities comprises the estimated expense at the expected income tax rates depending on when the liabilities are expected to be realised, in respect of the following items :				
Difference in depreciation and amortisation of fixed assets for accounting and income tax purposes	180.3	188.6	21.3	22.6
Expenditure currently deductible but deferred and amortised for accounting purposes	20.4	18.4	0.7	-
Other items	31.3	26.5	-	-
	232.0	233.5	22.0	22.6

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
18. PROVISIONS				
CURRENT				
Dividend	57.5	51.1	57.5	51.1
Employee entitlements	95.8	91.2	5.7	2.6
Rationalisation and restructuring	28.5	58.1	-	-
Claims *	32.4	35.6	7.8	4.4
Environmental costs	11.2	21.0	-	-
Other	19.2	21.1	2.5	3.5
	244.6	278.1	73.5	61.6
NON-CURRENT				
Employee entitlements	15.3	11.0	0.3	0.4
Rationalisation and restructuring	0.1	14.8	-	-
Claims *	22.2	26.0	-	-
Environmental costs	0.9	0.9	-	-
Other	0.4	1.6	-	-
	38.9	54.3	0.3	0.4

* Provision for claims includes the liability (2002: $38.4 million; 2001: $43.9 million) for outstanding claims incurred by the controlled entity Boral Insurance Pty Limited. Reinsurance recoveries (2002: $28.5 million; 2001: $33.3 million) in respect of such claims are included in other debtors in the balance sheet.

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	$ millions	$ millions	$ millions	$ millions

19. CONTRIBUTED EQUITY

ISSUED AND PAID-UP CAPITAL				
575,253,472 (2001: 568,050,178) ordinary shares, fully paid	1,578.1	1,556.7	1,578.1	1,556.7
MOVEMENTS IN ORDINARY SHARE CAPITAL				
Balance at the beginning of the financial year	1,556.7	1,556.7	1,556.7	1,556.7
Movements during the year:				
584,700 shares issued under employee share plan	1.3	-	1.3	-
6,378,594 shares issued under the dividend reinvestment plan	22.3	-	22.3	-
240,000 shares issued upon the exercise of executive options	0.7	-	0.7	-
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	(2.9)	-	(2.9)	-
Balance at the end of the financial year	1,578.1	1,556.7	1,578.1	1,556.7

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.
In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

20. RESERVES

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
Asset revaluation	118.2	118.4	125.1	125.2
Foreign currency translation	29.7	38.3	-	-
	147.9	156.7	125.1	125.2
MOVEMENTS IN RESERVES				
A. ASSET REVALUATION RESERVE:				
Balance at beginning of year	118.4	118.8	125.2	125.5
Transfer to retained earnings relating to sale of property	(0.2)	(0.4)	(0.1)	(0.3)
Balance at end of year	118.2	118.4	125.1	125.2
B. FOREIGN CURRENCY TRANSLATION RESERVE:				
Balance at beginning of year	38.3	15.7	-	-
Net (loss)/gain on translation of assets and liabilities of overseas controlled entities	(37.1)	116.6	-	-
Net gain/(loss) on translation of long term borrowings and foreign currency forward contracts net of income tax (expense)/benefit where applicable (2002: ($12.2 million); 2001: $35.4 million)	28.5	(94.0)	-	-
Balance at end of year	29.7	38.3	-	-

NATURE AND PURPOSE OF RESERVES

Asset revaluation reserve
The asset revaluation reserve includes the net revaluation increments and decrements arising from previously revalued land and buildings.
This amount is not available for future write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.
Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to retained profits.

Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

21. RETAINED PROFITS

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
Retained profits at beginning of year	138.7	87.1	108.8	5.3
Net profit attributable to members of the parent entity	192.4	153.4	100.3	205.4
Transfer from asset revaluation reserve	0.2	0.4	0.1	0.3
Dividends	(109.2)	(102.2)	(109.2)	(102.2)
Retained profits at the end of the year	222.1	138.7	100.0	108.8

Boral Limited and Controlled Entities

	Consolidated		Boral Limited	
	2002 $'millions	2001 $'millions	2002 $'millions	2001 $'millions
22. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES				
Share capital	2.0	6.5	-	-
Asset revaluation reserve	0.2	0.3	-	-
Accumulated losses	(0.6)	(4.4)	-	-
	1.6	2.4	-	-

23. CONTINGENT LIABILITIES

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
Unsecured:				
Bank guarantees	6.9	7.0	-	-
Other items	1.6	1.6	-	-
	8.5	8.6	-	-

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be accurately assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business. Any liabilities arising from such lawsuits and claims, other than those which are already provided for in the statement of financial position, would not have a material adverse effect on the consolidated financial statements.

DEED OF CROSS GUARANTEE

Under the terms of ASIC Class Order 98/1418, certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Boral Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 32).

Consolidated statement of financial performance and consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2002 are set out in note 35.

24. COMMITMENTS

	Consolidated 2002	Consolidated 2001	Boral Limited 2002	Boral Limited 2001
CAPITAL EXPENDITURE COMMITMENTS:				
Contracted but not provided for:				
not later than one year	30.3	98.4	-	-
later than one year but not later than five years	-	-	-	-
later than five years	-	-	-	-
	30.3	98.4	-	-

The capital expenditure commitments are in respect of business acquisitions and purchase of plant and equipment.

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

25. EMPLOYEE ENTITLEMENTS

NUMBER OF EMPLOYEES

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	Number	Number	Number	Number
Number of employees at year end	11,829	11,593	76	78

EXECUTIVE OPTION PLAN

As at the 30 June 2002, the following options to subscribe for shares had been granted by Boral Limited pursuant to an executive incentive scheme, the Boral Senior Executive Option Plan:-

Tranche	Number of Options	Expiry Date	Exercise Price
(i)	1,160,000	11-Dec-2002	$5.26
(ii)	30,000	2-Mar-2003	$5.26
(iii)	720,000	4-Dec-2003	$3.00
(iv)	130,000	19-Jan-2004	$3.00
(v)	1,250,000	1-Feb-2004	$4.04
(vi)	1,684,550	6-Dec-2004	$3.18
(vii)	750,000	1-Mar-2005	$2.28
(viii)	750,000	13-Nov-2005	$2.28
(ix)	5,045,800	8-Dec-2005	$1.97
(x)	3,164,900	6-Nov-2006	$3.35

Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company.

Certain further details of the options granted are given in clause (9) of the Directors' Report.
The options in tranche (x) were issued during the year to 48 senior executives and the market price of Boral Limited shares at the time of issue of the options was $3.29.

The 3,164,900 options issued during the year were each valued at $0.579 using the Black-Scholes option-pricing formula. If these options were expensed at this value, there would have been a $1.8 million reduction in the current year's after tax profit of the Company and the consolidated entity.

The options are only exercisable to the extent to which the exercise hurdle is satisfied.
Different exercise hurdles apply to the various tranches of options and satisfaction of these hurdles is dependent on the achievement of increases in the Boral share price, increases in the Boral Total Shareholder Return (TSR) Index (being the index measuring total shareholder return maintained by ASX) or the performance of the TSR of Boral Limited compared to the TSR of a reference group of approximately 50 listed companies or the companies from time to time comprising the ASX Top 100.

25. EMPLOYEE ENTITLEMENTS (Continued)

BORAL EXECUTIVE SHARE PLAN

Boral Limited also operates the Boral Executive Share Plan as an executive incentive scheme. The executives who participate in the Plan each year are separate from those who receive grants of options pursuant to the Boral Senior Executive Option Plan.

Each year, the Company pays to the Trustee of the Plan an amount not exceeding 1% of the consolidated operating profit after income tax and minority interests, the Trustee applies this amount to the purchase of Boral Limited shares on ASX and these shares are notionally allocated to executives being members of the Plan having regard to their performance. Subject to the terms and conditions of the Plan, the shares will be transferred to the members on the expiry of three years after allocation.

During the year, the Company's grant to the Plan was $1.2 million and the shares purchased were allocated to 329 executives.

At 30 June 2002, 1,625,274 Boral Limited shares and 560,533 Origin Energy Limited shares were held in the Plan.

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	Number	Number	Number	Number
Number of ordinary shares allocated to employees	359,586	799,108	47,897	106,441
	$'millions	$'millions	$'millions	$'millions
Total market value of those shares or other equity interests at issue date	1.2	1.5	0.2	0.2
Amounts recognised in the accounts and consolidated accounts in relation to the financial year	1.2	1.5	0.2	0.2

SUPERANNUATION

At 30 June 2002, there were in existence a number of Superannuation Plans in Australia and overseas established by the consolidated entity, or in which the consolidated entity participates, for the benefit of employees.

The Boral Superannuation Plan and Boral Industries Inc Pension Plans are defined benefit plans while Boral Employees Superannuation Trust is an accumulation fund.

The principal types of benefit provided for under the Plans are lump sums payable on retirement, termination, death or total disability. Contributions to the Plans by both employees and entities in the consolidated entity are based on percentages of the salaries or wages of employees. Entities in the consolidated entity contribute to the Plans in accordance with the governing Trust Deeds subject to certain rights to vary, suspend or terminate such contributions and thus are not legally obliged to contribute to those Plans.

The date as at which the last actuarial assessments of the abovementioned two defined benefit funds were made and the names and qualifications of the actuaries who made those assessments are:

PLAN	DATE	NAME AND QUALIFICATIONS
Boral Superannuation Plan	30.06.01	M A Stevenson, FIA FIAA
Boral Industries Inc Pension Plan	01.01.00	K Eric Freden, FSA

The accrued benefits, fund assets at net market value and vested benefits of the defined benefit funds are as follows:

	Boral Industries In Plans	Boral Superannuation Plan	Consolidated Total
	$'millions	$'millions	$'millions
Fund assets at net market value	11.9	73.8	85.7
Accrued benefits	11.9	80.2	92.1
Excess/(deficit) of fund assets over accrued benefits	-	(6.4)	(6.4)
Vested benefits	11.8	79.1	90.9
Excess/(deficit) of fund assets over vested benefits	0.1	(5.3)	(5.2)
Employer contributions during the year	0.3	6.9	7.2
Employer contributions payable/accrued as at 30 June	-	-	-

Accrued benefits, fund assets and vested benefits have been determined based on amounts calculated by the actuary projected forward to 30 June 2002.

Based on actuarial advice, contributions to the Boral Superannuation Plan have been increased to enable the fund to eliminate the deficit over time. Taking into account these increased contributions, and based on the abovementioned actuarial assessments and the market values of assets after meeting liabilities, funds are expected to be available to satisfy all benefits that become vested under each of the major plans in the event of:

(i) termination of the plan,
(ii) voluntary termination of the employment of each employee on the initiative of that employee, or
(iii) compulsory termination of the employment of each employee by an entity in the consolidated entity.

Boral Limited and Controlled Entities

26. DETAILS OF CREDIT FACILITIES AND STANDBY ARRANGEMENTS AVAILABLE TO THE CONSOLIDATED ENTITY

The consolidated entity has access to the following lines of credit:

30 June - Consolidated	2002 $millions			2001 $millions		
	Facility Limit	Utilised	Unutilised	Facility Limit	Utilised	Unutilised
US Senior notes	532.4	532.4	-	-	-	-
US Commercial paper	1,774.6	266.1	1,508.5	1,970.4	370.3	1,600.1
AUD Short term notes	500.0	-	500.0	500.0	-	500.0
AUD Medium term notes	500.0	-	500.0	500.0	-	500.0
AUD Bank loans	200.0	115.0	85.0	450.1	450.1	-
Foreign currency bank loans	0.9	0.9	-	197.1	197.1	-
Other	35.6	10.1	25.5	-	-	-
Standby note issuance facility	532.4	-	532.4	591.1	-	591.1
Total facilities	4,075.9	924.5	3,151.4	4,208.7	1,017.5	3,191.2

US SENIOR NOTES

US$300 million senior unsecured note placement to insitutions in the North American Private Placement market. The notes were structured in 4 tranches comprising maturities of US$42 million for 7 years, US$152.5 million for 10 years, US$52.0 million for 12 years and US$53.5 million for 15 years where fixed coupon interest rates of 6.62%, 6.91%, 7.01% and 7.11% per annum respectively apply.

US COMMERCIAL PAPER

US commercial paper facility - US$500 million (A$887 million) non-underwritten facility whereby issuance is conducted through a two dealer arrangement. Commercial paper is issued for periods not exceeding 365 days from the date of issue, with the applicable interest rate benchmark being agreed to between the investor and the issuer at the date notes are purchased by investors.

Euro commercial paper facility - US$500 million (A$887 million) or its equivalent in alternative currencies non underwritten facility whereby issuance is conducted through a two dealer arrangement. Commercial paper can be issued for periods not exceeding 365 days from the date of issue, with the applicable interest rate benchmark being referenced to the London Interbank Offerred Rates (LIBOR).

AUD SHORT TERM NOTES

Australian Dollar Domestic Short Term Note Program - A$500 million non-underwritten facility whereby issuance by Boral Limited is conducted through a panel of four dealers. Notes can be issued for periods not exceeding 365 days from the date of issue with the applicable interest rate benchmark being referenced to the Bank Bill Swap Rate (BBSW).

AUD MEDIUM TERM NOTES

Australian Dollar Domestic Medium Term Note Program - A$500 million non-underwritten facility whereby issuance is conducted through a panel comprising four placement agents. Medium term notes will be issued with maturities of not less than 365 days where no restriction applies concerning the maximum issue period. The applicable interest rate can either be fixed or variable which is determined between the issuer and investor at the date notes are purchased by investors.

BANK LOAN FACILITIES

Cash advances - A$200 million cash advance facility provided by an international bank. As at 30 June 2002, A$115 million is outstanding under this facility. The maturity of the facility is June 2004 with the applicable interest rate benchmark being referenced to BBSW.

OTHER LOAN FACILITIES

Fully drawn multi-currency bank and non bank loans are arranged for use by the consolidated entity with the general terms and conditions being set and agreed to with the respective lending entity on an activation and or annual review basis.

STANDBY NOTE ISSUANCE FACILITY

Note issuance facility - committed US$300 million (A$532 million) financing underwritten by a panel of international banks. This facility matures at 30 June 2005, with the applicable interest rate benchmark being based on LIBOR.

BANK OVERDRAFTS

The consolidated entity operates unsecured bank overdraft facility arrangements in Australia and the US that have combined limits of A$25 million. The facilities within Australia are conducted on a setoff basis and all facilities are subject to variable rates of interest determined by the lending bank's benchmark interest rate. All facilities are subject to annual review where repayment can occur on demand by the lending bank.

27. FINANCIAL INSTRUMENTS

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest/foreign exchange rates and certain commodity prices. Accordingly, the consolidated entity uses financial instruments not recognised on the Statement of Financial Position to minimise the financial volatility these exposures create to its operating results and financial position.

(A) INTEREST RATE RISK

The consolidated entity enters into interest rate swap and option transactions with the purpose of controlling the interest cost of funding associated with external debt raised.

Implementation of interest rate swap and option instruments allows the consolidated entity the flexibility to raise term borrowings at fixed or variable interest rates and subsequently these borrowings can be effectively converted to either variable interest rates or locked into fixed interest rates to remove the interest cost uncertainty.

The maturity profile of existing swap transactions is principally between two and ten years and, in accordance with financial market convention, each swap requires a quarterly or semi-annual payment (fixed/variable) of interest and a corresponding receipt of (variable/fixed) interest. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to the consolidated entity. At 30 June 2002, fixed rates applicable to the consolidated entity's multicurrency interest rate swap portfolio range between 4.5% and 10.3% (weighted average 5.34%) which compares with a range of 1.9% to 4.9% using floating rates referenced against 90 day LIBOR and BBSW at balance date (weighted average 3.6%).

An interest rate cap was purchased giving the right but not the obligation to convert US$25m of floating interest rate debt to a fixed rate of 6.90% per annum. The expiry date on the cap is April 2003 and at the 30 June 2002 the rights available under the cap had not been exercised as market rates were below the fixed rate of 6.90% per annum.

The following tables provide the consolidated entity's exposure to interest rate risk and the weighted average interest rate for the various categories of financial assets and financial liabilities existing at balance date.

30 June 2002 - Consolidated		Fixed interest maturing in:						
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non interest bearing	Total	Weighted average interest rate	Net fair value
	$millions	$millions	$millions	$millions	$millions	$millions	%	$millions
Financial assets								
Cash	43.4	-	-	-	-	43.4	4.7%	43.4
Receivables	-	-	-	-	685.6	685.6	-	685.6
Investments accounted for using the equity method	-	-	-	-	313.7	313.7	-	313.7
Other financial assets	-	-	-	-	0.2	0.2	-	0.2
Financial liabilities								
Accounts payable	-	-	-	-	485.1	485.1	-	485.1
Bank overdrafts and loans	392.1	-	-	532.4	-	924.5	5.4%	943.7
Unrecognised financial instruments								
Interest rate swaps*								
- underlying debt	(462.8)	96.6	525.9	(159.7)	-	-	5.3%	(19.3)

30 June 2001 - Consolidated		Fixed interest maturing in:						
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non interest bearing	Total	Weighted average interest rate	Net fair value
	$millions	$millions	$millions	$millions	$millions	$millions	%	$millions
Financial assets								
Cash	34.7	-	-	-	-	34.7	4.4%	34.7
Receivables	-	-	-	-	707.2	707.2	-	707.2
Investments accounted for using the equity method	-	-	-	-	277.2	277.2	-	277.2
Other financial assets	-	-	-	-	0.3	0.3	-	0.3
Financial liabilities								
Accounts payable	-	-	-	-	483.1	483.1	-	483.1
Bank overdrafts and loans	1017.5	-	-	-	-	1017.5	5.2%	1017.5
Unrecognised financial instruments								
Interest rate swaps*								
- underlying debt	(585.4)	110.0	401.3	74.1	-	-	6.9%	(18.2)

* Represents notional principal amounts

Boral Limited and Controlled Entities

27. FINANCIAL INSTRUMENTS (continued)

(B) FOREIGN EXCHANGE RISK

The consolidated entity is exposed to foreign currency exchange risk. This occurs as a result of firstly, the purchase of materials, some plant and equipment and the sale of products for amounts denominated in foreign currencies, secondly, the translation of its investment in overseas domiciled operations and thirdly, interest expense related to certain non-AUD denominated borrowings.

In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, the consolidated entity enters into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. Additionally foreign currency denominated borrowings and forward rate agreements are used to hedge its investment in overseas operations.

At balance date the consolidated entity has the following contracts outstanding which are required to hedge the foreign exchange exposures outlined in the above paragraphs.

30 June - Consolidated	2002			2001		
	Contract 1 year or less $millions	Weighted average exchange rate	Net unrecognised gains/(losses) $millions	Contract 1 year or less $millions	Weighted average exchange rate	Net Unrecognised gains/(losses) $millions
Foreign currency forward contracts						
Buy AUD/Sell USD *	98.8	0.6665	-	297.7	0.6148	-
Buy USD/Sell AUD*	65.9	0.5004	-			
Buy USD/Sell AUD	58.1	0.5183	(4.7)	2.5	0.4974	0.1
Buy EUR/Sell AUD	2.5	0.6016	0.1	-	-	-
Buy DEM/Sell AUD	-	-	-	0.3	1.1450	-
Buy CAD/Sell AUD	-	-	-	0.3	0.8199	-
Currency options						
Purchased USD calls	-	-	-	27.6	0.5064	-
Purchased GBP calls	2.4	0.3500	-	-	-	-

* Foreign currency forward contract are utilised to hedge Boral's US domiciled operations. Accordingly periodical foreign currency revaluation gains or losses are brought to account through the Foreign Currency Translation Reserve

(C) COMMODITY PRICE RISK

The consolidated entity has exposure to fluctuations in oil based and aluminium product commodity prices. This exposure results from the consolidated entity's business activities associated with construction materials and windows fabrication. In order to reduce the adverse financial effects caused by unfavourable price movements fixed rate price swaps are utilised to mitigate this risk.

30 June - Consolidated	2002			2001		
	Contract amount $millions	Net fair value $millions	Net unrecognised gains/(losses) $millions	Contract amount $millions	Net fair value $millions	Net unrecognised gains/(losses) $millions
OIL BASED PRODUCT PURCHASES						
PAY FIXED/RECEIVE FLOATING - SWAPS						
Not longer than one year	10.6	14.2	3.6	15.6	15.8	0.2
ALUMINIUM PRODUCT PURCHASES						
PAY FIXED/RECEIVE FLOATING - SWAPS						
Not longer than one year	3.3	3.4	0.1	-	-	-

Boral Limited and Controlled Entities

27. FINANCIAL INSTRUMENTS (continued)

(D) CREDIT RISK

Credit risk represents the loss that would be incurred if counterparties to financial transactions fail to fulfil their obligations as contracted at maturity. The consolidated entity minimises its exposure to credit risk through the adoption of counterparty credit limits which are determined in accordance with international credit ratings. At balance date, the consolidated entity has no significant concentration of credit risk with any single counterparty.

Recognised financial instruments

The credit risk relating to financial assets of the consolidated entity which are recognised on the balance sheet is the carrying amount net of any provision for doubtful debts.

Unrecognised financial instruments

Credit risk relating to off balance sheet derivative contracts is minimised through using internationally recognised financial intermediaries, where the exposure limit applicable to each respective counterparty is determined with reference to the credit rating assigned by the international rating agencies. The policy of the consolidated entity generally requires that financial transactions are only entered into with institutions having an A-/A3 or greater long term international credit rating. Credit exposures relating to foreign currency, commodity and interest rate derivatives are represented by the positive net fair value position of the contracts, as disclosed, subject to the counter-parties performing as contracted.

(E) NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Net fair values of financial assets and liabilities are determined by the consolidated entity using the following criteria:

Recognised financial instruments

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts applicable to bank term deposits, accounts receivable, accounts payable, bank loans and dividend payable approximate net fair value.

Unrecognised financial instruments

The valuation of off-balance sheet financial instruments detailed in this note reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the balance date. This is determined using independent market quotations and adopting conventional market valuation techniques.

28. REMUNERATION OF EXECUTIVES

The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers who have a direct involvement in the management of strategic direction, general management or control at an operating divisional level.

The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties, and from entities in the consolidated entity, falls within the following bands:

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	No.	No.	No.	No.
$140,000 - $149,999	-	1	-	-
$150,000 - $159,999	-	1	-	-
$160,000 - $169,999	1	2	-	1
$180,000 - $189,999	1	2	-	-
$190,000 - $199,999	1	3	-	2
$200,000 - $209,999	2	-	-	-
$210,000 - $219,999	2	8	-	2
$220,000 - $229,999	3	4	1	-
$230,000 - $239,999	3	-	-	-
$240,000 - $249,999	4	3	-	1
$250,000 - $259,999	-	4	-	1
$260,000 - $269,999	5	-	2	-
$270,000 - $279,999	1	1	-	-
$280,000 - $289,999	1	1	-	-
$290,000 - $299,999	3	-	1	-
$310,000 - $319,999	-	2	-	1
$330,000 - $339,999	1	-	-	-
$340,000 - $349,999	1	1	-	1
$350,000 - $359,999	1	-	1	-
$360,000 - $369,999	1	-	-	-
$380,000 - $389,999	-	1	-	1
$390,000 - $399,999	1	-	1	-
$400,000 - $409,999	1	-	-	-
$410,000 - $419,999	1	-	1	-
$420,000 - $429,999	1	1	1	1
$440,000 - $449,999	-	1	-	-
$460,000 - $469,999	-	1	-	1
$470,000 - $479,999	1	-	1	-
$480,000 - $489,999	-	1	-	-
$500,000 - $509,999	-	1	-	-
$510,000 - $519,999	-	2	-	1
$520,000 - $529,999	1	-	1	-
$540,000 - $549,999	-	1	-	-
$550,000 - $559,999	1	-	-	-
$560,000 - $569,999	1	-	-	-
$600,000 - $609,999	-	1	-	-
$610,000 - $619,999	-	1	-	-
$650,000 - $659,999	1	-	1	-
$660,000 - $669,999	1	-	-	-
$760,000 - $769,999	1	-	-	-
$1,070,000 - $1,079,999	-	1	-	-
$2,140,000 - $2,149,999	-	1	-	1
$2,390,000 - $2,399,999	1	-	1	-
	43	46	12	14
	$'000	$'000	$'000	$'000
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more	16,126	16,199	6,687	6,070

The number of executive officers of the Company and controlled entities for the year ended 2002 includes 3 executives who ceased employment during that year. The number of executive positions as at 30 June 2002 was 41. The total income received in 2002 includes termination payments, which were consistent with their entitlements and market practice, to those officers who ceased employment during 2002 .

The emoluments disclosed in the Director's Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

29. REMUNERATION OF DIRECTORS:

The number of directors of Boral Limited whose income from the Company or any related party falls within the following bands:

	2002	2001
	No.	No.
$60,000-$69,999	4	5
$70,000-$79,999	1	-
$160,000-$169,999	-	1
$180,000-$189,999	1	-
$510,000-$519,999	-	-
$530,000-$539,999	-	-
$1,350,000-$1,359,999	-	-
$2,140,000-$2,149,999	-	1
$2,390,000-$2,399,999	1	-
	7	7

	Consolidated		Boral Ltd	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Total income paid or payable, or otherwise made available, to all directors of the Company and controlled entities, including executive directors, except those who are directors of wholly owned controlled entities only, from the Company or any related party.	5,984	6,947	2,920	2,668
Retirement benefits				
Retirement payments to former directors of the Company and controlled entities	-	-	-	-

The emoluments disclosed in the Director's Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

30. AUDITORS' REMUNERATION:

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Audit services - KPMG:				
Boral group statutory audit	1,057	1,087	90	90
Other regulatory audits and advice	43	-	41	-
	1,100	1,087	131	90
Other services - KPMG:				
Taxation services	720	180	-	-
Other assurance services	238	-	-	-
	958	180	-	-

31. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

The following controlled entities were acquired or disposed of during the financial year ended 30 June 2002 :

	Consideration paid/(received) $millions	(Profit)/loss on disposal $millions	Beneficial ownership %
Entities acquired:			
Boral Construction Materials Group Ltd acquired:			
Concrite Holdings Pty Ltd Concrite Pty Ltd Contest Concrete Testing Pty Ltd Citywide Ready Mixed Concrete Pty Ltd	70.8		100.0
Entities disposed of:			
Boral Malaysia Sdn Bhd	-	-	
Boral Wall Systems (Malaysia)Sdn Bhd	-	-	
Boral Systems Technology (Malaysia) Sdn Bhd	-	-	

Name changes during the financial period:

BEC Pty Ltd	To	BEC Pty Ltd (in voluntary liquidation)
Boral Bricks (Vic) Ltd	To	Boral Bricks (Vic) Ltd (in voluntary liquidation)
Boral B Products Pty Ltd	To	Boral B Products Pty Ltd (in voluntary liquidation)
Boral Bricks (NSW) Pty Ltd	To	Boral Bricks (NSW) Pty Ltd (in voluntary liquidation)
Boral Building Products Business Services Pty Ltd	To	Boral Shared Services Pty Ltd
Boral Mills Ltd	To	Boral Mills Ltd (in voluntary liquidation)
Boral Windows Pty Ltd	To	Boral Windows Pty Ltd (in voluntary liquidation)
Brandon Timbers Pty Ltd	To	Brandon Timbers Pty Ltd (in voluntary liquidation)
Hardy's Properties Pty Ltd	To	Hardy's Properties Pty Ltd (in voluntary liquidation)
Heron's Creek Timber Mills Pty Ltd	To	Heron's Creek Timber Mills Pty Ltd (in voluntary liquidation)
Hi-Quality Concrete Industries Pty Ltd	To	Hi-Quality Concrete Industries Pty Ltd (in voluntary liquidation)
Mavis Properties Pty Ltd	To	Mavis Properties Pty Ltd (in voluntary liquidation)
Miners Rest Quarries Pty Ltd	To	Miners Rest Quarries Pty Ltd (in voluntary liquidation)
Mount Lyell Investments Pty Ltd	To	Mount Lyell Investments Pty Ltd (in voluntary liquidation)
P Kennedy Pty Ltd	To	P Kennedy Pty Ltd (in voluntary liquidation)
Standard Properties Pty Ltd	To	Standard Properties Pty Ltd (in voluntary liquidation)
Stone Fixing Pty Ltd	To	Stone Fixing Pty Ltd (in voluntary liquidation)
Trisamba Pty Ltd	To	Trisamba Pty Ltd (in voluntary liquidation)
Wagga Wagga Holdings Pty Ltd	To	Wagga Wagga Holdings Pty Ltd (in voluntary liquidation)
Wunderlich Windows Pty Ltd	To	Wunderlich Windows Pty Ltd (in voluntary liquidation)

There were no controlled entities acquired or disposed of during the financial year ended 30 June 2001.

Entities incorporated during the financial year ended 30 June 2001:	Beneficial ownership %
BMT Holdings Inc.	100.0
Boral Bricks Holding Inc.	100.0
Boral Bricks of Texas L.P.	100.0
Boral Finance USA Inc.	100.0
Boral International Holdings Inc	100.0
Boral Material Technologies of Texas L.P.	100.0
Boral Wall Systems (H.K.) Limited	100.0

Name changes during the financial period:

Ampliform Pty Ltd	To	Ampliform Pty Ltd (in voluntary liquidation)
BCSC Gypsum Investments Pty Ltd	To	Boral Building Materials Pty Ltd
BCSC Investments Pty Ltd	To	Boral Investments Pty Ltd
BMI Mining Pty Ltd	To	BMI Mining Pty Ltd (in voluntary liquidation)
Boral Bricks (Qld) Ltd	To	Boral Bricks (Qld) Ltd (in voluntary liquidation)
Boral Concrete Products Pty Ltd	To	Boral Concrete Products Pty Ltd (in voluntary liquidation)
Circle ESF Pty Limited	To	Alsafe Premix Concrete Pty Limited
Clarke Brick Pty Ltd	To	Clarke Brick Pty Ltd (in voluntary liquidation)
Deane & Runge Pty Ltd	To	Dean & Runge Pty Ltd (in voluntary liquidation)
Duncan's Eden Pty Ltd	To	Duncan's Eden Pty Ltd (in voluntary liquidation)
Hardy's Timber Pty Ltd	To	Hardy's Timber Pty Ltd (in voluntary liquidation)
Melocco Pty Ltd	To	MLO Pty Ltd
Ramsay Dredging Co Pty Ltd	To	Ramsay Dredging Co Pty Ltd (in voluntary liquidation)
Robb & Brown Pty Ltd	To	Robb & Brown Pty Ltd (in voluntary liquidation)
Tasmanian Board Mills Ltd	To	Board Mills Ltd
Western Ash Company de Mexico SA de CV	To	Boral Material Technologies SA de CV

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.	Country of Incorporation	Beneficial ownership by Consolidated Entity 2002 %	Beneficial ownership by Boral Limited 2002 %	Beneficial ownership by Consolidated Entity 2001 %	Beneficial ownership by Boral Limited 2001 %
32. CONTROLLED ENTITIES					
Boral Limited	Australia				
Erinbrook Pty Ltd <	Australia	100	100	100	100
Hi-Quality Concrete Industries Pty Ltd (in voluntary liquidation) <	Australia	100	100	100	100
Blue Circle Southern Cement Pty Ltd*<	Australia	100	100	100	100
Trisamba Pty Ltd (in voluntary liquidation) <	Australia	100		100	
Mainland Cement Pty Ltd <	Australia	100		100	
Boral Building Materials Pty Ltd*<	Australia	100	100	100	100
Boral International Pty Ltd*<	Australia	100		100	
Boral International Holdings Inc.	USA	100		100	
Boral Asia Pacific Pte Ltd	Singapore	100		100	
Boral Building Services Pty Ltd*<	Singapore	100		100	
Boral Wall Systems (H.K.) Ltd	Hong Kong	100		100	
Pt Jaya Readymix	Indonesia	90		90	
Boral Industries Inc	USA	100		100	
Boral Finance USA Inc.	USA	100		100	
Boral Lifetile Inc	USA	100		100	
United States Tile Co	USA	100		100	
Boral Bricks Inc	USA	100		100	
Boral Gas NV	Netherlands Antilles	100		100	
Baltimore Brick	USA	100		100	
Boral Bricks Holdings Inc.	USA	100		100	
Boral Bricks of Texas L.P.	USA	100		100	
Savannah Classic Stone LLC	USA	66.7		-	
Boral Material Technologies Inc	USA	100		100	
WAC Holdings Inc	USA	100		100	
Boral Material Technologies SA de CV	Mexico	100		100	
BMT Holdings Inc.	USA	100		100	
Boral Materials Technologies of Texas L.P.	USA	100		100	
Boral Benefits Management Inc	USA	89.47		89.47	
Boral Malaysia Sdn Bhd	Malaysia	-		90	
Boral Wall Systems (Malaysia)Sdn Bhd	Malaysia	-		90	
Boral Systems Technology (Malaysia) Sdn Bhd	Malaysia	-		90	
Boral Asia (China) Limited	Bermuda	100		100	
Boral Tongling Building Materials Company Ltd	China	60		60	
Boral (UK) Ltd	UK	100		100	
Boral Investments BV	Netherlands	100		100	
B&H Ziegel Center GmbH	Germany	100		100	
Boral Investments Ltd	Jersey	100		100	
Boral Keramik Wand Und Boden GmbH	Germany	100		100	
Boral Mecklenburger Ziegel GmbH	Germany	100		100	
Boral Industries Ltd <	NZ	100		100	
Boral Building Products (NZ) Ltd	NZ	100		100	
Boral Industries Nominees Ltd	NZ	100		100	
Boral Australian Gypsum Ltd*<	Australia	100		100	
Waratah Gypsum Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Plaster Fixing Pty Ltd<	Australia	100		100	

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.	Country of Incorporation	Beneficial Ownership by Consolidated Entity 2002 %	Beneficial Ownership by Boral Limited 2002 %	Beneficial Ownership by Consolidated Entity 2001 %	Beneficial Ownership by Boral Limited 2001 %
32. CONTROLLED ENTITIES					
Boral Investments Pty Ltd*<	Australia	100	100	100	100
Boral Construction Materials Ltd*<	Australia	100		100	
Boral Resources (WA) Ltd*<	Australia	100		100	
Boral Contracting Pty Ltd* <	Australia	100		100	
Boral Resources (Vic) Pty Ltd*<	Australia	100		100	
Avon Quarries(Holdings) Pty Ltd (in voluntary liquidation)	Australia	100		100	
Deane & Runge Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Miners Rest Quarries Pty Ltd (in voluntary liquidation)<	Australia	100		100	
P Kennedy Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Boral Resources (Qld) Pty Ltd*<	Australia	100		100	
Ramsay Dredging Co Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Australian Chemical Company Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Resources (NSW) Pty Ltd*<	Australia	100		100	
Bitumax Pty Ltd*<	Australia	100		100	
Boral Recycling Pty Ltd<	Australia	100		100	
De Martin & Gasparini Pty Ltd*<	Australia	100		100	
De Martin & Gasparini Concrete Placers Pty Ltd<	Australia	100		100	
De Martin & Gasparini Pumping Pty Ltd<	Australia	100		100	
De Martin & Gasparini Contractors Pty Ltd<	Australia	100		100	
Boral Construction Materials Group Ltd*<	Australia	100		100	
Concrite Holdings Pty Ltd >	Australia	100		100	
Concrite Pty Ltd>	Australia	100		100	
Contest Concrete Testing Pty Ltd	Australia	100		100	
Citywide Ready Mixed Concrete Pty Ltd	Australia	100		100	
BMI Mining Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Boral Resources (SA) Ltd*<	Australia	100		100	
Road Surfaces Group Pty Ltd*<	Australia	100		100	
Boral Formwork & Scaffolding Pty Ltd	Australia	100		100	
Alsafe Premix Concrete Pty Limited	Australia	100		100	
Boral Transport Ltd*<	Australia	100		100	
Haxton Haulage Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Corporate Services Pty Ltd	Australia	100		100	
Bitupave Ltd*<	Australia	100		100	
Boral Resources (Country) Pty Ltd*<	Australia	100		100	
Clark Brick Pty Ltd (in voluntary liquidation)<	Australia	100		100	
BR Tiles Pty Ltd<	Australia	100		100	
MLOP Pty Ltd*<	Australia	100		100	
Stone Fixing Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Onoda Hong Kong Ltd	Hong Kong	100		100	
BEC Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Bayview Pty Ltd<	Australia	100		100	
Bayview Quarries Pty Ltd<	Australia	100		100	
Dandenong Quarries Pty Ltd<	Australia	100		100	
Mavis Properties Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Mount Lyell Investments Ltd (in voluntary liquidation)*<	Australia	100		100	
Boral Insurance Pty Ltd>	Australia	100		100	
Boral Johns Perry Ltd (in voluntary liquidation)	Australia	100		100	
Boral Concrete Products Pty Ltd (in voluntary liquidation)*<	Australia	100		100	

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.	Country of Incorporation	Beneficial Ownership by Consolidated Entity 2002 %	Beneficial Ownership by Boral Limited 2002 %	Beneficial Ownership by Consolidated Entity 2001 %	Beneficial Ownership by Boral Limited 2001 %
32. CONTROLLED ENTITIES					
Boral Building Products Ltd*<	Australia	100		100	
Boral Hollostone Masonry (South Aust) Pty Ltd*<	Australia	100		100	
Sawmillers Exports Pty Ltd	Australia	90		90	
Oberon Softwood Holdings Pty Ltd	Australia	100		100	
Allen Taylor & Company Ltd*<	Australia	100		100	
Duncan's Holding Ltd*<	Australia	100		100	
Duncan's (Eden) Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Herons Creek Timber Mills Pty Ltd (in voluntary liquidation)<	Australia	100		100	
SPC Timber Ltd*<	Australia	100		100	
Brandon Timbers Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Standard Properties Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Boral Timber Tasmania Ltd*<	Australia	100		100	
Northern Forest Investments Pty Ltd*<	Australia	100		100	
Boral Mills Ltd (in voluntary liquidation)*<	Australia	100		100	
Timber Industries Ltd*<	Australia	100		100	
Wagga Wagga Holdings Pty Ltd (in voluntary liquidation)*<	Australia	100		100	
Hardy's Properties Pty Ltd (in voluntary liquidation)*<	Australia	100		100	
Hardy's Timber Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Hardy's Pty Ltd*<	Australia	100		100	
Boral Bricks Pty Ltd*<	Australia	100		100	
Boral Bricks (NSW) Pty Ltd (in voluntary liquidation)*<	Australia	100		100	
Boral Bricks (Qld) Ltd (in voluntary liquidation)*<	Australia	100		100	
Midland Brick Company Pty Ltd*<	Australia	100		100	
Boral Masonry Ltd*<	Australia	100		100	
EPM Concrete Pty Ltd<	Australia	100		100	
Boral Montoro Pty Ltd*<	Australia	100		100	
Boral Windows Systems Ltd*<	Australia	100		100	
Wunderlich Windows Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Ampliform Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Dowell Australia Ltd (in voluntary liquidation)	Australia	100		100	
The Glass and Aluminium Suppliers Pty Ltd (in voluntary liquidation)	PNG	53.33		53.33	
Boral Windows Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Robb & Brown Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Boral Shared Services Pty Ltd*<	Australia	100		100	
Boral B Products Pty Ltd (in voluntary liquidation)*<	Australia	100		100	
Boral Bricks (Vic) Ltd (in voluntary liquidation)*<	Australia	100		100	
Boral Superannuation Pty Ltd	Australia	100		100	

<Entered into a cross guarantee with Boral Limited (refer note 35).
>New entrant to the cross guarantee with Boral Limited during the year(refer note 35).
*Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.
All the shares held by Boral Limited in controlled entities are ordinary shares other than those indicated by symbol above.

33. RELATED PARTY DISCLOSURES

Controlled entities

Interests held in controlled entities are set out in note 32.

Partly owned controlled entities

Details of interests in partly owned controlled entities are also set out in note 32.

During the year, the Company entered into transactions with certain of these entities primarily involving loans to the Company which were conducted on the same terms and conditions as loans from wholly owned controlled entities. All other transactions are in the ordinary course of business and on normal terms and conditions.

Associated entities

Interests held in associated entities are set out in note 8. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal commercial terms and conditions.

Directors

The following persons held the position of Director of Boral Limited during the financial year:

EA Alexander EJ Cloney RT Halstead KJ Moss RT Pearse MR Rayner JR Williams

Remuneration received or receivable by Directors of each entity in the consolidated entity and aggregate amounts paid in connection with the retirement of Directors and executive officers of entities in the consolidated entity are disclosed in note 29.

Boral Limited in general meeting has resolved that the total amount of Directors' fees payable to the Directors by the Company and its controlled entities should not exceed $650,000 per annum. The non-executive Directors have entered agreements with Boral Limited providing for benefits to be paid on their retirement or death. The agreements are in accordance with an authority for Boral Limited to enter such agreements given in general meeting.

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Loans made to Directors:				
Aggregate amount of Employee Share Plan loans made to executive directors of controlled entities during the year:	20	2	5	-
No loans other than Employee Share Plan loans were made to executive Directors of controlled entities and no loans were made to executive or non-executive Directors of Boral Limited during the financial year.				
Aggregate amount of outstanding loans to executive Directors (there are no outstanding loans to non-executive Directors)	16	3	4	1
Loan repayment from Directors:				
Aggregate amount of Employee Share Plan loan repayments received from executive Directors	5	4	1	1

Employee Share Plan loans are interest free.

The names of executive Directors of controlled entities who made loan repayments during the financial year were:

R Angus, M Barry, R Batstone, P Boyd, S Brady, T Brennan, G Burton, T Charnock, C Condo, D Cook, A Dagger, W Davison, R Deavin, J Dignam, D Eagleson, G Faber, N Hopper, D Irvine, P Jobe, A Laube, J Lemoine, J Malempre, S Moore, R Parkes, P Pulis, M Scobie, E Severin, P Sidney, S Taylor, R Town, R Wheatley, D Young.

Boral Limited and Controlled Entities

33. RELATED PARTY DISCLOSURES (continued)

Other transactions

Transactions entered into during the year with Directors of Boral Limited and controlled entities which are within normal employee, customer or supplier relationships on terms and conditions not more favourable than dealings in the same circumstances on an arm's length basis include:

* the receipt of dividends from Boral Limited
* participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan
* terms and conditions of employment
* reimbursement of expenses
* purchases of goods and services.

Certain non-executive Directors of Boral Limited are associated with legal or accounting firms which derive fees for work done for Boral Limited and controlled entities.

Mr R T Halstead is a partner of Clayton Utz, Solicitors. During the financial year, Boral Limited and controlled entities paid fees of $0.987million (2001: $0.334 million) to Clayton Utz for legal work done on terms and conditions no more favourable than those available on similar transactions on an arms length basis.

For part of the year, Ms E A Alexander was a partner of PricewaterhouseCoopers, Accountants. During the financial year, Boral Limited and controlled entities paid fees of $2.333 million (2001: $2.306 million) to PricewaterhouseCoopers for consultancy work done (including internal audit services) on terms and conditions no more favourable than those available on similar transactions on an arm's length basis.

Dr K J Moss is a director and, for part of the year, Mr M R Rayner was a director of National Australia Bank Limited. Dr Moss and Mr Rayner are directors of Boral Limited. During the year, Boral Limited received banking and financial services from National Australia Bank Limited on terms and conditions no more favourable that those available on an arm's length basis.

Dr Moss is also a director of Centennial Coal Company Limited. During the year, controlled entities of Centennial Coal Company Limited, of which Dr K J Moss is the Chairman, supplied coal to the Boral Limited Group's Berrima and Maldon cement works to the value of $8.330 million (2001 : $6.852 million). The Boral Limited Group supplied electrical power to the value of $0.172 million (2001 : $0.152 million) to a controlled entity of Centennial Coal Company Limited which also paid $0.024 million (2001 : $0.028 million) to the Boral Limited Group for council rates and land tax. These transactions were conducted in accordance with the terms and conditions of a supply contract for the Berrima Cement Works and a commercial lease agreement that had been negotiated on an arm's length basis in 1994 in conjunction with the sale of the Boral Limited Group's coal operations to controlled entities of Centennial Coal Company Limited. The supply of coal to the Maldon cement works was added to the supply contract in 1999.

Southern Highland Quarries Pty Limited, a company in which Mr W Malcolm, a Director of Concrite Pty Limited, a controlled entity, is interested, supplied aggregates to the value of $0.499 million to Concrite Pty Limited during the financial year. The product was supplied within a normal customer and supplier relationship on terms and conditions no more favourable than those available on similar transactions on an arm's length basis.

During the year, the aggregate number of shares acquired by directors and their director-related entities totalled 184,088 (2001: 72,008), while no shares were disposed of by directors and their director-related entities.

Particulars of options granted by Boral Limited to Mr RT Pearse, the Managing Director of Boral Limited, to subscribe for fully paid ordinary shares in the capital of Boral Limited are given in clause (13) of the Directors' Report.

Boral Limited and Controlled Entities

	Consolidated		Boral Limited	
	2002	2001	2002	2001
	$'millions	$'millions	$'millions	$'millions
34. NOTES TO STATEMENTS OF CASH FLOWS				
1. Reconciliation of cash and cash equivalents. Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:				
Cash	43.4	34.7	19.5	22.8
Bank overdrafts (note 15)	(6.4)	(15.5)	(80.7)	(112.7)
	37.0	19.2	(61.2)	(89.9)
2. The following non cash financing and investing activities have not been included in the Statements of Cash Flows:				
Dividends reinvested under the dividend reinvestment plan	22.3	-	-	-
3. Details of credit standby arrangements and loan facilities are included in note 26.				
4. Reconciliation of operating profit to net cash provided by operating activities:				
Operating profit after income tax attributable to members of Boral Limited	192.4	153.4	100.3	205.4
Adjustments to reconcile operating profit to net cash provided by operating activities:				
Depreciation and amortisation	188.3	189.0	25.8	25.2
Deferred expenditure written off	5.1	1.6		-
Transfers to/(from) provisions	(1.5)	(13.4)	6.5	(1.4)
(Decrease)/increase in deferred taxes	25.8	(32.9)	14.2	(38.0)
Loss/(gain) on sale of assets	2.0	(43.6)	0.3	1.8
Loss/(gain) on translation of long term borrowings	-	-	(73.5)	120.6
Non cash equity income	(25.8)	(7.6)	-	-
Net cash provided by operating activities before change in assets and liabilities	193.9	93.1	(26.7)	108.2
Changes in assets and liabilities net of effects from acquisitions/disposals				
- Receivables	27.5	42.7	(2.4)	(1.7)
- Inventories	(12.5)	(35.1)	-	-
- Creditors	28.5	41.7	1.9	8.8
- Provisions	(42.5)	19.6	(1.2)	(0.2)
- Other	4.3	(76.2)	0.8	13.6
Increase in outside equity interests	0.4	0.2	-	-
Total adjustments	199.6	86.0	(27.6)	128.7
Net cash provided by operating activities	392.0	239.4	72.7	334.1

Boral Limited and Controlled Entities

34. NOTES TO STATEMENTS OF CASH FLOWS (continued)

5. The assets and liabilities in respect of controlled entities acquired/disposed during the financial year are:	Consolidated 2002 Fair value of net assets acquired $'millions	Consolidated 2001 Fair value of net assets acquired $'millions	Consolidated 2002 Fair value of net assets disposed $'millions	Consolidated 2001 Fair value of net assets disposed $'millions
CURRENT ASSETS				
Cash	10.2	-	-	-
Receivables	6.9	-	3.4	-
Inventories	0.6	-	0.1	-
Other	2.3	-	1.7	-
NON-CURRENT ASSETS				
Receivables	13.1	-	-	-
Property, plant and equipment	20.8	-	0.7	-
Other	0.1	-	(1.7)	-
CURRENT LIABILITIES				
Accounts payable	10.8	-	0.3	-
Borrowings	-	-	-	-
Provisions	1.3	-	3.9	-
NON-CURRENT LIABILITIES				
Borrowings	-	-	-	-
Provisions	-	-	-	-
NET ASSETS	41.9	-	-	-
Goodwill on Consolidation	28.9	-	-	-
CONSIDERATION/(PROCEEDS)	70.8	-	-	-
Profit/loss on sale	-	-	-	-
Cash acquired/(disposed)	(10.2)	-	-	-
Consideration paid in prior periods	(6.3)	-	-	-
CASH CONSIDERATION	54.3	-	-	-

35. DEED OF CROSS GUARANTEE

The following consolidated statement of financial performance and statement of financial position comprises the Company and its controlled entities which are party to the Deed of Cross Guarantee (refer note 23), after eliminating all transactions between parties to the Deed.

for year ended 30 June	Consolidated 2002 $millions	Consolidated 2001 $millions
STATEMENT OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before income tax expense	110.5	44.9
Income tax expense/(benefit) relating to ordinary activities	43.2	(18.2)
Profit from ordinary activities after income tax	67.3	63.1
Retained profits at the beginning of the financial year	181.7	189.0
Aggregate of amounts transferred from reserves	0.2	0.4
Total available for appropriation	249.2	252.5
Dividends provided for or paid	109.2	102.2
Retained profits at the end of the financial year	140.0	150.3

35. DEED OF CROSS GUARANTEE (continued)

as at 30 June	Consolidated 2002 $'millions	Consolidated 2001 $'millions
STATEMENT OF FINANCIAL POSITION		
CURRENT ASSETS		
Cash assets	23.1	5.6
Receivables	588.8	753.6
Inventories	268.7	272.3
Other	22.1	48.0
TOTAL CURRENT ASSETS	902.7	1,079.5
NON-CURRENT ASSETS		
Receivables	44.1	22.8
Inventories	61.1	39.9
Investments accounted for using the equity method	56.5	18.5
Other financial assets	2,280.0	2,206.4
Property, plant and equipment	1,596.3	1,604.5
Intangible assets	84.9	70.6
Deferred tax assets	82.9	101.0
Other	17.1	6.2
TOTAL NON-CURRENT ASSETS	4,222.9	4,069.9
TOTAL ASSETS	5,125.6	5,149.4
CURRENT LIABILITIES		
Payables	1,941.9	2,096.0
Interest bearing liabilities	5.6	17.5
Current tax liabilities	27.7	0.1
Provisions	217.7	236.6
TOTAL CURRENT LIABILITIES	2,192.9	2,350.2
NON-CURRENT LIABILITIES		
Interest bearing liabilities	916.3	804.9
Deferred tax liabilities	144.0	150.5
Provisions	37.2	12.5
TOTAL NON-CURRENT LIABILITIES	1,097.5	967.9
TOTAL LIABILITIES	3,290.4	3,318.1
NET ASSETS	1,835.2	1,831.3
SHAREHOLDERS' EQUITY		
Contributed equity	1,578.1	1,556.7
Reserves	117.1	124.3
Retained profits	140.0	150.3
TOTAL SHAREHOLDERS' EQUITY	1,835.2	1,831.3

Directors' Declaration

1. In the opinion of the Directors of Boral Limited:

   (a) the financial statements and notes, as set out on pages 1 to 39, are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and its consolidated entities as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 35 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors:

Kenneth J. Moss, Director

Rodney T. Pearse, Director

Sydney 28 August 2002

Independent audit report to the members of Boral Limited

Scope

We have audited the financial report of Boral Limited ("the Company") for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 35, and the directors' declaration set out on pages 1 to 40. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Boral Limited is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

 (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Trent van Veen
Partner

Sydney
August 2002

STATEMENT OF FINANCIAL PERFORMANCE

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2002 $ millions	2001 $ millions
Revenue from operating activities		3,488.8	3,280.2
Interest revenue		4.9	44.4
Other revenue		32.2	159.8
Total revenue from ordinary activities		3,525.9	3,484.4
Depreciation and amortisation expenses		(188.3)	(189.0)
Other (expenses)/income from ordinary activities		(3,034.2)	(2,976.0)
Total expenses from ordinary activities, excluding borrowing costs		(3,222.5)	(3,165.0)
Borrowing costs		(68.1)	(114.1)
Share of net profit of associates and joint ventures attributable to members		44.7	26.2
Profit from ordinary activities before related income tax expense	5	**280.0**	**231.5**
Income tax (expense)/benefit relating to ordinary activities		(87.2)	(77.8)
Net profit		**192.8**	**153.7**
Net profit attributable to outside equity interest		(0.4)	(0.3)
Net profit attributable to members of the parent entity		**192.4**	**153.4**
Non-owner transaction changes in equity			
Net exchange difference on translation of assets and liabilities of overseas controlled entities		(37.1)	116.6
Net exchange difference on translation of long term borrowings net of income tax benefit		28.5	(94.0)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(8.6)	22.6
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**183.8**	**176.0**
Basic earnings per share - ordinary shares		33.7c	27.0c
Diluted earnings per share - ordinary shares		33.5c	26.8c

The statement of financial performance should be read in conjunction with the discussion and analysis on page 9 and the notes to the financial statements set out on pages 4 to 8.

STATEMENT OF FINANCIAL POSITION

BORAL LIMITED AND CONTROLLED ENTITIES

as at 30 June	Note	Consolidated 2002 $ millions	2001 $ millions
CURRENT ASSETS			
Cash assets		43.4	34.7
Receivables		641.5	658.5
Inventories		360.1	373.9
Other		28.6	31.2
TOTAL CURRENT ASSETS		1,073.6	1,098.3
NON-CURRENT ASSETS			
Receivables		44.1	48.7
Inventories		56.2	39.9
Investments accounted for using the equity method		313.7	277.2
Other financial assets		0.2	0.3
Property, plant and equipment		2,070.7	2,114.1
Intangible assets		210.0	211.7
Deferred tax assets		125.8	147.7
Other		12.7	12.4
TOTAL NON-CURRENT ASSETS		2,833.4	2,852.0
TOTAL ASSETS		3,907.0	3,950.3
CURRENT LIABILITIES			
Payables		485.1	483.1
Interest-bearing liabilities		8.2	28.5
Current tax liabilities		32.2	29.3
Provisions		244.6	278.1
TOTAL CURRENT LIABILITIES		770.1	819.0
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		916.3	989.0
Deferred tax liabilities		232.0	233.5
Provisions		38.9	54.3
TOTAL NON-CURRENT LIABILITIES		1,187.2	1,276.8
TOTAL LIABILITIES		1,957.3	2,095.8
NET ASSETS		1,949.7	1,854.5
EQUITY			
Contributed equity	7	1,578.1	1,556.7
Reserves		147.9	156.7
Retained profits	8	222.1	138.7
Total parent entity interest		1,948.1	1,852.1
Outside equity interests		1.6	2.4
TOTAL EQUITY	9	1,949.7	1,854.5

The statement of financial position should be read in conjunction with the discussion and analysis on page 9 and the notes to the financial statements set out on pages 4 to 8.

STATEMENT OF CASH FLOWS

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Consolidated 2002 $ millions	2001 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	3,601.5	3,567.9
Payments to suppliers and employees	(3,129.6)	(3,223.0)
Dividends received	18.9	18.6
Interest received	4.9	44.7
Borrowing costs	(64.7)	(109.2)
Income taxes (paid)/refunded	(39.0)	(59.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	392.0	239.4
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	(203.5)	(174.8)
Payments for equity instruments	(96.5)	(103.9)
Proceeds on disposal of non-current assets	32.2	159.8
NET CASH USED IN INVESTING ACTIVITIES	(267.8)	(118.9)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	0.7	-
Dividends paid (Net of dividends reinvested under the Dividend Reinvestment Plan $22.3 million (2001 $Nil))	(80.9)	(102.2)
Proceeds from borrowings	715.4	345.5
Repayment of borrowings	(741.9)	(389.7)
NET CASH USED IN FINANCING ACTIVITIES	(106.7)	(146.4)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	0.3	2.4
NET CHANGE IN CASH AND CASH EQUIVALENTS	17.8	(23.5)
Cash and cash equivalents at beginning of the year	19.2	42.7
Cash and cash equivalents at end of the year	37.0	19.2

The statement of cash flows should be read in conjunction with the discussion and analysis on page 9 and the notes to the financial statements set out on pages 4 to 8.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BORAL LIMITED AND CONTROLLED ENTITIES

NOTE 1 - BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. It has been prepared on the historical cost accounting basis.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, as set out in note 3, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

NOTE 2 - RECLASSIFICATION OF FINANCIAL INFORMATION

To ensure comparability with the current reporting period, certain comparative items have been reclassified in the financial statements. Significant changes in disclosure relate to provisions for asset impairment being disclosed against the assets to which they relate, consistent with the approach required by AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets.*

NOTE 3 - CHANGE IN ACCOUNTING POLICY

Segment reporting : The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are : Construction Materials, Building Products, USA, Asia. Comparative information has been restated for the changes in definitions of segment revenues and results. There is no financial effect on the group as a result of these changes.

Earnings per share : The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued in June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received had the potential ordinary shares been converted. The diluted EPS weighted average number of ordinary shares now includes the number of shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share. There is no material impact on the group as a result of applying this standard.

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

1. SEGMENTS

PRIMARY REPORTING

	Revenue*			
	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS				
Building products - Australia	999.0	28.7	955.3	29.1
Construction materials - Australia	1,640.0	47.0	1,522.6	46.4
United States of America	792.9	22.7	756.3	23.1
Asia	52.6	1.5	37.9	1.2
Other	4.3	0.1	8.1	0.2
SEGMENT TOTAL	3,488.8	100.0	3,280.2	100.0

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are not considered material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

	Operating profit (excluding associates)				Results of associates				Operating profit before tax**			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	81.8	27.4	61.6	26.0	3.5	7.8	3.9	14.9	85.3	24.8	65.5	24.9
Construction materials - Australia	136.0	45.6	110.1	46.7	6.7	15.0	3.9	14.9	142.7	41.6	114.0	43.5
United States of America	93.0	31.2	83.7	35.5	16.7	37.4	15.6	59.5	109.7	32.0	99.3	37.9
Asia	1.9	0.6	1.1	0.5	17.8	39.8	2.8	10.7	19.7	5.7	3.9	1.5
Other	(2.6)	(0.9)	(1.1)	(0.5)	-	-	-	-	(2.6)	(0.8)	(1.1)	(0.4)
Non Trading Activities	(2.9)	(1.0)	(13.0)	(5.5)	-	-	-	-	(2.9)	(0.8)	(13.0)	(5.0)
Corporate	(8.7)	(2.9)	(6.4)	(2.7)	-	-	-	-	(8.7)	(2.5)	(6.4)	(2.4)
SEGMENT TOTAL	298.5	100.0	236.0	100.0	44.7	100.0	26.2	100.0	343.2	100.0	262.2	100.0
Disposal and restructure of businesses	-		39.0		-		-		-		39.0	
Net interest expense	(63.2)		(69.7)		-		-		(63.2)		(69.7)	
	235.3		205.3		44.7		26.2		280.0		231.5	

	Segment assets (excluding investments in associates)				Investments in associates				Total assets			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	965.9	28.2	982.5	28.1	4.7	1.5	5.3	2.0	970.6	25.9	987.8	26.3
Construction materials - Australia	1,711.0	50.0	1,643.0	47.1	10.6	3.4	7.9	2.8	1,721.6	46.1	1,650.9	43.8
United States of America	706.9	20.6	774.8	22.2	104.5	33.3	107.0	38.6	811.4	21.7	881.8	23.4
Asia	23.3	0.7	32.6	0.9	193.9	61.8	157.0	56.6	217.2	5.8	189.6	5.0
Other	3.7	0.1	12.4	0.4	-	-	-	-	3.7	0.1	12.4	0.3
Corporate	13.1	0.4	45.1	1.3	-	-	-	-	13.1	0.4	45.1	1.2
SEGMENT TOTAL	3,423.9	100.0	3,490.4	100.0	313.7	100.0	277.2	100.0	3,737.6	100.0	3,767.6	100.0
Cash and investments ***	43.6		35.0		-		-		43.6		35.0	
Deferred tax assets (unallocated)	125.8		147.7		-		-		125.8		147.7	
	3,593.3		3,673.1		313.7		277.2		3,907.0		3,950.3	

	Liabilities				Acquisition of segment assets				Depreciation & amortisation			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	159.3	20.7	146.5	17.9	32.9	16.0	51.9	27.2	42.8	22.7	44.6	23.7
Construction materials - Australia	321.8	41.9	302.4	37.1	107.4	52.3	70.8	37.0	94.0	49.9	94.3	49.9
United States of America	95.3	12.4	120.7	14.8	60.5	29.5	58.6	30.6	45.7	24.3	44.5	23.5
Asia	24.9	3.2	44.8	5.5	2.8	1.4	0.8	0.4	1.5	0.8	1.2	0.6
Other	5.2	0.7	5.4	0.7	-	-	0.1	0.1	-	-	-	-
Corporate	162.1	21.1	195.7	24.0	1.6	0.8	9.0	4.7	4.3	2.3	4.4	2.3
SEGMENT TOTAL	768.6	100.0	815.5	100.0	205.2	100.0	191.2	100.0	188.3	100.0	189.0	100.0
Interest Bearing Liabilities (unallocated)	924.5		1,017.5		-		-		-		-	
Tax Liabilities (unallocated)	264.2		262.8		-		-		-		-	
	1,957.3		2,095.8		205.2		191.2		188.3		189.0	

	Non cash expenses/(income)			
	2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS				
Building products - Australia	2.6	(13.0)	(8.5)	35.5
Construction materials - Australia	1.1	(5.4)	11.9	(49.6)
United States of America	(6.6)	32.7	(10.9)	45.4
Asia	(14.5)	71.8	(12.1)	50.4
Other	(0.2)	1.0	1.1	(4.6)
Corporate	(2.6)	12.9	(5.5)	22.9
SEGMENT TOTAL	(20.2)	100.0	(24.0)	100.0
Disposal and restructure of businesses	-		(39.0)	
Net deferred tax balance	25.8		(32.9)	
	5.6		(95.9)	

Building products - Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials - Australia	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

1. SEGMENTS *(continued)*

	Revenue* 2002 $ millions	%	Revenue* 2001 $ millions	%	Acquisition of segment assets 2002 $ millions	%	Acquisition of segment assets 2001 $ millions	%
SECONDARY REPORTING GEOGRAPHICAL SEGMENTS								
Australia	2,639.0	75.7	2,477.9	75.5	140.3	68.3	122.7	64.2
United States of America	792.9	22.7	756.3	23.1	60.5	29.5	58.6	30.6
Asia	52.6	1.5	37.9	1.2	2.8	1.4	0.8	0.4
Other	4.3	0.1	8.1	0.2	-	-	0.1	0.1
Non Trading Activities	-	-	-	-	-	-	-	-
Corporate	-	-	-	-	1.6	0.8	9.0	4.7
SEGMENT TOTAL	3,488.8	100.0	3,280.2	100.0	205.2	100.0	191.2	100.0

	Operating profit (excluding associates) 2002 $ millions	%	Operating profit (excluding associates) 2001 $ millions	%	Results of associates 2002 $ millions	%	Results of associates 2001 $ millions	%	Operating profit before tax ** 2002 $ millions	%	Operating profit before tax ** 2001 $ millions	%
GEOGRAPHICAL SEGMENTS												
Australia	217.8	73.0	171.7	72.7	10.2	22.8	7.8	29.8	228.0	66.4	179.5	68.4
United States of America	93.0	31.2	83.7	35.5	16.7	37.4	15.6	59.5	109.7	32.0	99.3	37.9
Asia	1.9	0.6	1.1	0.5	17.8	39.8	2.8	10.7	19.7	5.7	3.9	1.5
Other	(2.6)	(0.9)	(1.1)	(0.5)	-	-	-	-	(2.6)	(0.8)	(1.1)	(0.4)
Non Trading Activities	(2.9)	(1.0)	(13.0)	(5.5)	-	-	-	-	(2.9)	(0.8)	(13.0)	(5.0)
Corporate	(8.7)	(2.9)	(6.4)	(2.7)	-	-	-	-	(8.7)	(2.5)	(6.4)	(2.4)
SEGMENT TOTAL	298.5	100.0	236.0	100.0	44.7	100.0	26.2	100.0	343.2	100.0	262.2	100.0
Disposal and restructure of businesses	-		39.0		-		-		-		39.0	
Net interest expense	(63.2)		(69.7)		-		-		(63.2)		(69.7)	
	235.3		205.3		44.7		26.2		280.0		231.5	

	Segment assets (excluding investments in associates) 2002 $ millions	%	Segment assets (excluding investments in associates) 2001 $ millions	%	Investments in associates 2002 $ millions	%	Investments in associates 2001 $ millions	%	Total assets 2002 $ millions	%	Total assets 2001 $ millions	%
GEOGRAPHICAL SEGMENTS												
Australia	2,676.9	78.2	2,625.5	75.2	15.3	4.9	13.2	4.8	2,692.2	72.0	2,638.7	70.1
United States of America	706.9	20.6	774.8	22.2	104.5	33.3	107.0	38.6	811.4	21.7	881.8	23.4
Asia	23.3	0.7	32.6	0.9	193.9	61.8	157.0	56.6	217.2	5.8	189.6	5.0
Other	3.7	0.1	12.4	0.4	-	-	-	-	3.7	0.1	12.4	0.3
Corporate	13.1	0.4	45.1	1.3	-	-	-	-	13.1	0.4	45.1	1.2
SEGMENT TOTAL	3,423.9	100.0	3,490.4	100.0	313.7	100.0	277.2	100.0	3,737.6	100.0	3,767.6	100.0
Cash and investments ***	43.6		35.0		-		-		43.6		35.0	
Deferred tax assets (unallocated)	125.8		147.7		-		-		125.8		147.7	
	3,593.3		3,673.1		313.7		277.2		3,907.0		3,950.3	

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Asia	Asia, New Zealand
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

5. OPERATING PROFIT

	Consolidated 2002 $ millions	Consolidated 2001 $ millions
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE INCLUDES THE FOLLOWING REVENUES AND EXPENSES WHOSE DISCLOSURE IS RELEVANT IN EXPLAINING THE FINANCIAL PERFORMANCE OF THE ENTITY		
Profit on sale of businesses	-	39.0
Tax (expense)/benefit	-	(12.6)
Provision for insurance recovery losses and legal claims	-	(13.0)
Tax benefit	-	2.4

6. DIVIDENDS

	2002	2001
Final prior year dividend under provided	0.1	-
Interim dividend of 9 cents per share, franked to 3.15 cents per share, paid 15 April 2002 (2001 paid : 17 April 2001, franked to 3.15 cents per share)	51.6	51.1
Final dividend of 10 cents per share (2001 : 9 cents), franked to 7.5 cents per share, payable 19 September 2002 (2001 paid: 15 October 2001, franked to 3.15 cents per share)	57.5	51.1
	109.2	102.2

DIVIDEND FRANKING ACCOUNT

The balance of the franking account of Boral Limited as at 30 June 2002 is $Nil after adjusting for franking credits/(debits) that will arise from:
- the payment/refund of the amount of the provision for income tax
- payment of dividends recognised as a liability at the current balance sheet date
- the receipt of intercompany dividends from controlled entities during the current financial year.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

7. CONTRIBUTED EQUITY

	2002	2001
ISSUED AND PAID-UP CAPITAL		
575,253,472 (2001: 568,050,178) ordinary shares, fully paid	1,578.1	1,556.7
MOVEMENTS IN ORDINARY SHARE CAPITAL		
Balance at the beginning of the financial year	1,556.7	1,556.7
Movements during the year:		
584,700 shares issued under employee share plan	1.3	-
6,378,594 shares issued under the dividend reinvestment plan	22.3	-
240,000 shares issued upon the exercise of executive options	0.7	-
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	(2.9)	-
Balance at the end of the financial year	1,578.1	1,556.7

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES TO THE FINANCIAL STATEMENTS

Boral Limited and Controlled Entities

	Consolidated 2002 $ millions	Consolidated 2001 $ millions
8. RETAINED PROFITS		
Retained profits at beginning of year	138.7	87.1
Net profit attributable to members of the parent entity	192.4	153.4
Transfer from asset revaluation reserve	0.2	0.4
Dividends	(109.2)	(102.2)
Retained profits at the end of the year	222.1	138.7

9. TOTAL EQUITY RECONCILIATION

	2002	2001
Total equity at beginning of year	1,854.5	1,777.4
Total changes in parent entity interest in equity recognised in statement of financial performance	183.8	176.0
Transactions with owners as owners :		
Dividends	(109.2)	(102.2)
Contributions of equity	24.3	-
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	(2.9)	-
Total changes in outside equity interest	(0.8)	3.3
Total equity at end of year	1,949.7	1,854.5

10. CONTINGENT LIABILITIES

	2002	2001
Unsecured:		
Bank guarantees	6.9	7.0
Other items	1.6	1.6
	8.5	8.6

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be accurately assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business.
Any liabilities arising from such lawsuits and claims, other than those which are already provided for in the statement of financial position, would not have a material adverse effect on the consolidated financial statements.

Discussion and Analysis of Financial Results

Statement of Financial Performance

The Group's revenue from operating activities increased by 6% over the previous year to $3,489 million. This growth reflects a relatively weak first half with a marked improvement in the second half due to increased Australian housing activity.

EBIT for the year (before profit/ loss on disposal of businesses) increased by 31% over the previous year to $343.2 million. The major features of the full year profit result were:

- Australian operations profits up 27% to $228.0 million.
- Equity accounted profits of $44.7 million , underpinned by a $17.8 million profit from the Plasterboard Asian joint venture.
- A $28 million from Quarry End Use activities, predominantly from the Greystanes development.
- Strong earnings of A$109.7 million from the US operations which were 10.5% ahead of last year despite uncertain economic conditions.

Net interest expense reduced from $69.7 million to $63.2 million for the year reflecting reduced interest rates and lower debt levels.

EBIT interest cover improved from 4.3 to 5.4 times during the year.

Profit after tax of $192.4 million improved by 25% (51% when profits from sale of businesses in the previous year are excluded) over the prior year, with over $100 million being delivered in the second six month period.

A final dividend of 10.0 cents per share has been declared which will be 75% franked. This represents an increase from the 2001 final and 2002 interim dividends which were both 9.0 cent dividends franked at 35%.

Dividend distributed to shareholders totalled $109.2 million and represent a payout ratio of 57% of profit after tax.

Earnings per share increased by 25% to 33.7 cents per share.

Statement of Financial Position

The net financial position of the Group strengthened during the period. Net borrowings reduced from $982.8 million to $881.1 million reflecting strong business cashflows. The Groups gearing (net debt to equity) reduced from 53% to 45%, despite substantial acquisition expenditure during the year and remains well within the targeted gearing range of 40% to 60%.

Boral's credit rating continued at BBB+/A2 by Standard and Poor's and Baa1/P2 by Moody's Investors.

At 30 June 2002 the Group had available undrawn committed and uncommitted debt facilities of $3,151 million. During the year Boral successfully completed a US$300 million unsecured note placement with an average tenure of 11.6 years. Boral's average debt maturity profile increased from 3.1 to 6.9 years.

Total equity increased by 5.1% to $1,949.7 million at 30 June 2002, whilst net tangible assets increased to $1,739.7 million from $1,642.8 million in the prior year.

The return on shareholders funds rose from 8.3% to 9.9% during the period.

Cashflow

The Group generated operating cashflows of $392.0 million after payment of interest and income tax. This represents a 64% improvement on the operating cashflow of $239.4 million reported last year. The improvement in operating cashflow reflects strong business unit performance, combined with lower tax payments.

These strong cashflows were used to fund around $300 million of capital and acquisition expenditure. This included funding of a further investment in the Plasterboard Asian joint venture, which took Boral's ownership from 43.0% to 47.7% and the 100 % acquisition of the Concrite Group of companies in NSW.

FINANCIAL HISTORY

as at 30 June	2002 $millions	2001 $millions	Proforma * 2000 $millions	Proforma * 1999 $millions
Sales revenue	**3,489**	3,280	4,012	3,914
Other operating revenue	**37**	205	230	127
Total group revenue	**3,526**	3,485	4,242	4,041
Earnings before interest, tax, depreciation, amortisation and profit/(loss) from disposal of business (EBITDA)	**531**	451	563	569
Depreciation, depletion and amortisation	**188**	189	203	216
Earnings before interest, tax and profit/(loss) from disposal of businesses	**343**	262	360	353
Profit/(loss) from disposal of businesses	**-**	39		-
Profit before interest and tax	**343**	301	327	353
Net interest expense	**(63)**	(70)	(90)	(120)
Profit before tax	**280**	232	238	233
Income tax expense	**(87)**	(78)	(70)	(87)
Outside equity interests	**-**	-	-	(3)
Operating profit attributable to members of Boral Limited	**192**	153	169	150
Total assets	**3,907**	4,001	3,873	4,172
Total liabilities	**1,957**	2,146	2,096	2,455
Net assets	**1,950**	1,855	1,777	1,717
Shareholders' funds	**1,950**	1,855	1,777	1,717
Dividends paid or declared	**109**	102	102	102
Statistics				
Dividend per ordinary share	**19c**	18c	18c	18c
Dividend payout ratio	**57%**	67%	61%	68%
Dividend cover	**1.8**	1.5	1.7	1.5
Earnings per ordinary share	**33.7c**	27.0c	29.7c	26.3c
Return on equity	**9.9%**	8.3%	9.5%	8.7%
EBIT before profit/(loss) on disposal of businesses to sales	**9.8%**	8.0%	9.0%	9.0%
EBIT before profit/(loss) on disposal of businesses to funds employed	**12.1%**	9.2%	13.2%	11.2%
Net interest cover (times)	**5.4**	4.3	3.7	2.9
Gearing (net debt to equity)	**45%**	53%	54%	83%
Gearing (net debt to net debt plus equity)	**31%**	35%	35%	45%
Net tangible asset backing per share	**$3.02**	$2.89	$2.78	$2.62

Note : The comparative figures for the year ended June 2000 and June 1999 have been prepared on a proforma basis to reflect the results of operations of the Boral building and construction businesses for the full 12-month period. Amounts have been restated where appropriate to reflect the change in Australian Accounting Standards that requires abnormal items no longer to be shown separately.

* Proforma consolidated accounts were not audited but were subject to an independent review by KPMG

Directors' Declaration

In the opinion of the Directors of Boral Limited, the accompanying concise financial report of the consolidated entity, comprising Boral Limited and its controlled entities, for the year ended 30 June 2002 set out on pages 1 to 10:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Signed in accordance with a resolution of the Directors:

Kenneth J. Moss, Director

Rodney T. Pearse, Director

Sydney, 28 August 2002

Independent audit report on concise financial report to the members of Boral Limited

Scope

We have audited the concise financial report of Boral Limited and its controlled entities for the financial year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 10, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 1 to 10 in order to express an opinion on it to the members of the Boral Limited. The Company's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Boral Limited and its controlled entities for the year ended 30 June 2002. Our audit report on the full financial report was signed on 28 August 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 *"Concise Financial Reports"* issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion the concise financial report of Boral Limited and its controlled entities for the year ended 30 June 2002 complies with AASB 1039 *"Concise Financial Reports"* issued in Australia.

KPMG

Trent van Veen
Partner

Sydney
28 August 2002

DIRECTORS' REPORT

The Directors of Boral Limited ("the Company") present this report on the consolidated entity, being the Company and its controlled entities ("Boral"), for the financial year ended 30 June 2002:

(1) **Review of Operations**
The Directors review the operations during the year of Boral and the results of those operations as stated in the attached Results Announcement.

(2) **State of Affairs**
There were no significant changes in Boral's state of affairs during the year.

(3) **Principal Activities and Changes**
Boral's principal activities are the manufacture and supply of building and construction materials and are referred to in greater detail in the attached Results Announcement. There were no significant changes in the nature of those activities during the year.

(4) **Events After End of Financial Year**
There are no matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect:

(a) Boral's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) Boral's state of affairs in future financial years.

(5) **Future Developments and Results**
Other than matters referred to under the heading "Outlook" in the attached Results Announcement, the Directors have no reference to make to likely developments in Boral's operations in future financial years and the expected results of those operations.

(6) **Environmental Performance**
Details of Boral's performance in relation to environmental regulation are set out as attached.

(7) **Dividends Paid or Declared**

Dividends paid to members during the year were:

	Total Dividend $'000
the final dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year ended 30 June 2001 was paid on 15 October 2001	51,128
the interim dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year was paid on 15 April 2002	51,462

The final dividend of 10 cents per ordinary share (franked to 7.5 cents per share at the 30% corporate tax rate) for the year has been declared by the Directors and will be paid on 19 September 2002.

(8) **Names of Directors**

The names of persons who have been Directors of the Company during or since the end of the year are:

Elizabeth A. Alexander
E. John Cloney
Rodney T. Halstead
Kenneth J. Moss
Rodney T. Pearse
Mark R. Rayner
J. Roland Williams

All of these persons have been Directors at all times during and since the end of the year.

(9) **Options**

Details of options that are granted over unissued shares of the Company are:-

Tranche	*Number of Options*	*Expiry Date*	*Exercise Price*
(i)	1,160,000	11 December 2002	$5.26
(ii)	30,000	2 March 2003	$5.26
(iii)	720,000	4 December 2003	$3.00
(iv)	130,000	19 January 2004	$3.00
(v)	1,250,000	1 February 2004	$4.04
(vi)	1,684,550	6 December 2004	$3.18
(vii)	750,000	1 March 2005	$2.28
(viii)	750,000	13 November 2005	$2.28
(ix)	5,045,800	8 December 2005	$1.97
(x)	3,164,900	6 November 2006	$3.35

Tranche (x) was issued during the year pursuant to the Boral Senior Executive Option Plan. Details of options in that tranche granted to Mr. R.T. Pearse, the Managing Director, and the five most highly remunerated officers of the Company as part of their emoluments for the year are shown in the tables accompanying paragraph (14). The grant of options to Mr. Pearse was approved by shareholders at the Company's annual general meeting held on 29 October 2001. In regard to these options:-

- subject to the Rules of the Plan, the options are exercisable at any time after the third anniversary of grant and prior to the fifth anniversary of grant.

- the options will only be exercisable to the extent to which an exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return ("TSR") of the Company to the TSR of the companies from time to time comprising the Australian Stock Exchange Limited (ASX) Top 100 during the exercise period of the options. The percentage of the options which may be exercised following such comparison is determined by the following sliding scale:

If at any time during the period during the exercise period of the options, the TSR of the Company:	**The percentage of options which become exercisable is:**
Does not reach the 50th percentile of the TSR of the ASX Top 100	0%
Reaches the 50th percentile of the TSR of the ASX Top 100	50% *
Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100	100%

* The percentage of options which become exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile TSR performance of the Company.

- for the purposes of the above, determination of the TSR of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100 will be made on the basis of movements in share price and dividends and calculated in a similar manner to the Accumulation Index of ASX.

Each option entitles the holder to subscribe for one fully paid share in the capital of the Company. Optionholders have no rights under any options to participate in any share issue or interest issue of any body corporate other than the Company. During the year, 240,000 fully paid shares in the capital of the Company were issued at the price of $3.00 each as a result of the exercise of options previously in tranches (iii) and (iv) and since the end of the year, 15,000 such shares have been issued at a price of $3.00 each as a result of the exercise of options previously in tranche (iii) and 18,650 such shares have been issued at a price of $3.18 each as a result of the exercise of options previously in tranche (vi). No unissued shares and interests of the Company or any controlled entity are under option other than as set out in this clause.

Full details of all persons who currently hold options are entered on the Company's register of optionholders at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW and the register may be inspected free of charge.

(10) **Indemnities and Insurance for Officers and Auditors**

During or since the end of the year, Boral has not given any indemnity to a current or former officer or auditor against a liability or made any agreement under which an officer or auditor may be given any indemnity of the kind covered by sub-section 199A(2) or (3) of the Corporations Act 2001.

During the year, Boral paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ended 30 June 2002 and since the end of the year, Boral has paid, or agreed to pay, premiums in respect of such contracts for the year ending 30 June 2003. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

(11) **Directors' Qualifications, Experience and Special Responsibilities**

Each Director's qualifications, experience and special responsibilities are set out as attached.

(12) **Meetings of Directors**

The number of Meetings of the Board of Directors and each Board Committee held during the year and each Director's attendance at those Meetings was:

	Board of Directors		*Audit Committee*		*Compensation Committee*	
	Meetings held while a Director	**Meetings Attended**	**Meetings held while a Member**	**Meetings Attended**	**Meetings held while a Member**	**Meetings Attended**
E.A. Alexander	12	11	7	7	-	-
E.J. Cloney	12	11	-	-	3	3
R.T. Halstead	12	12	7	7	-	-
K.J. Moss	12	12	-	-	3	3
R.T. Pearse	12	12	-	-	-	-
M.R. Rayner	12	12	-	-	3	3
J.R. Williams	12	12	7	6	-	-

Mr. Pearse, the Managing Director, is not a member of the Audit and Compensation Committees but attended the Meetings held by the Audit Committee and two of the three Meetings held by the Compensation Committee.

(13) **Directors' Shareholdings**

Details of each Director's interests in the shares and other securities of the Company are:

	Shares	*Executive Share Plan*	*Options*
E.A. Alexander	12,374	-	-
E.J. Cloney	14,158		
R.T. Halstead	11,544	-	-
K.J. Moss	21,000	-	-
R.T. Pearse	236,753	9,712 a	b
M.R. Rayner	20,000	-	-
J.R. Williams	15,803	-	-

The shares are held in the name of the Director except in the case of Mr. E.J. Cloney, 534 shares are held by Lizzey Investments Pty. Limited and 12,500 shares are held by the Cloney Superannuation Fund, in the case of Dr. K.J. Moss, 21,000 shares are held by K.J. and G.A. Moss and in the case of Mr. M.R. Rayner, 19,000 shares are held by Mokanger Personal Superannuation Fund.

Shares or other securities with rights of conversion to equity in the Company or in a related body corporate are not otherwise held by any Directors of the Company. There were no disposals of such securities by any Directors or their Director-related entities during the financial year.

a Shares in the Company allocated to Mr. Pearse's account in the Executive Share Plan. He will only be entitled to a transfer of those shares in accordance with the terms and conditions of the Plan.

b Options held by Mr. Pearse are:-

Number of Options	*Expiry Date*	*Exercise Price*
50,000	11 December 2002	$5.26
50,000	4 December 2003	$3.00
71,500	6 December 2004	$3.18
750,000	1 March 2005	$2.28
750,000	13 November 2005	$2.28
700,000	6 November 2006	$3.35

(14) **Emoluments of Directors and Officers**

The broad policy for determining the nature and amount of emoluments of Directors and senior Boral executives is described as attached.

Details of the nature and amount of each element of the emoluments of each Director and each of the five named officers of Boral receiving the highest emoluments are set out in the attached tables.

(15) Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors.

Kenneth J. Moss, Director

Rodney T. Pearse, Director

Sydney, 28 August 2002

MEDIA RELEASE

Results announcement
for the year ended 30 June 2002

21 August 2002

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

BORAL'S UNDERLYING PROFIT INCREASES BY 51% TO $192M

Boral Limited today announced a net profit after tax and minorities of $192.4 million for the year ended 30 June 2002, a 51% increase in underlying profit on prior year (the 2001 result included a net $26 million profit from disposal of businesses).

Earnings per share for the year increased from 27 cents to 34 cents.

Sales revenue of $3.5 billion was 6% above the prior year, driven by a cyclical recovery in Australian housing, resilience in the US housing market and continued growth in Asian markets.

The major features for the full year profit result were:

- A $48 million improvement in Australian EBIT to $228 million driven by volume uplifts in housing, pricing initiatives in construction materials in the second half and operational improvements.
- An $18 million profit from Boral's 48% interest in the Asian Plasterboard joint venture, which was $15 million above last year's result.
- Strong earnings of A$110 million from US operations (up 10%).
- A 31% improvement in underlying EBIT to $343.2 million; overall EBIT to sales margin improved to 9.8% compared with 8.0% in the prior year.
- $7 million (9%) lower interest costs through lower interest rates and reduced debt.
- Average tax rate reduced from 34% to 31% due to lower Australian corporate tax rates and a favourable tax environment for the Asian Plasterboard JV.

Sales revenue for the June-2002 half year of $1.8 billion was 8% above the June-2001 half. A strong second half profit after tax of $100 million, in what is traditionally the weaker half of the year, was $45 million ahead of the June half of FY2001. Second half EBIT to sales margin of 10.4% was a significant improvement on 6.7% for the June 2001 half-year.

Operational cashflows of $392 million were 64% above the $239 million reported last year. Operating cashflow more than covered capital and acquisition expenditure of $302 million during the period. Surplus cashflow was used to reduce debt from $983 million to $881 million enabling gearing (D/E) to reduce to 45% from 53% at June 2001, which is comfortably within Boral's targeted gearing range of 40 to 60%.

A final dividend of 10.0 cents per share has been declared, 11% higher than the interim dividend and final dividend last year. The dividend will be 75% franked, an increase from the 35% franking level for the interim dividend. The dividend will be paid on 19 September 2002, 26 days earlier than last year.

For further information contact: Rod Pearse (02) 9220 6300 or Kylie FitzGerald, (02) 9220 6390

RESULTS AT A GLANCE

Year ending 30 June	2002	2001	% change
A$ million			
Sales revenue	3,489	3,280	6
EBITDA*	531	451	18
EBIT*	343	262	31
Net interest	63	70	(9)
Profit before tax*	280	192	45
Profit on disposal of businesses	-	39	-
Tax	87	78	12
Profit after tax	192	153	25
Profit after tax *(excluding profit on disposal of businesses)*	**192**	**127**	**51**
Cash flow from operating activities	392	239	64
Gross assets	3,907	3,950	
Funds employed	2,831	2,837	
Liabilities	1,957	2,096	
Net debt	881	983	(10)
Growth & acquisition capital expenditure	183	191	
Stay-in-business capital expenditure	119	104	

Employees	11,829	11,593	2.0
Sales per employee, $ million	0.29	0.28	4.2
Net tangible asset backing, $ per share	3.02	2.89	4.5
EBITDA* margin on sales, %	15.2	13.8	10.1
EBIT* margin on sales, %	9.8	8.0	22.5
EBIT* return on funds employed, %	12.1	9.2	31.5
Return on equity, %	9.9	8.3	
Gearing (net debt:equity plus net debt), %	31	35	
Gearing (net debt:equity), %	45	53	
Interest cover, times	5.4	4.3	
Earnings per share, ¢	33.7	27.0	24.8
Dividend per share, ¢	19.0	18.0	

*** excludes profit/(loss) on disposal and restructure of businesses.**

MARKET CONDITIONS

The estimated total value of work done in Australian building and construction markets increased by more than 11% during the period due to an uplift in housing activity[1].

In Australia, the rapidity and extent of the recovery in the housing market, which drives approximately one third of Boral's revenues, was better than expected and was supported by a low interest rate environment and the Government's First Home Owners Grant. Housing approvals increased by a significant 42% compared with the prior year. This improvement however, has taken up to six months to flow through into housing activity, with the estimated value of work done in housing (as estimated by BIS Shrapnel) increasing by approximately 21% over the same period[1].

Difficulties in obtaining home warranty insurance delayed housing starts, particularly in NSW, which is Boral's largest Australian market.

The Australian non-dwelling construction market segment, which drives 15-20% of Boral's revenues, was 4% up year on year. Conversely, construction activity in the roads, highways, subdivision & bridges segment, which determines a further 15-20% of Boral's revenue, was approximately 5% below last year; there are however, positive indications of emerging major project work. Both the engineering & construction and non-dwelling markets remain at low levels compared with the FY1999 cycle peak.

Five years ago approximately 20% of Boral's revenues were from offshore operations. This year around 30-35% of total revenues were derived from the USA and Asia, if Boral's notional share of joint venture revenues is included.

In the USA, housing activity remained resilient despite uncertainties emerging after September 11 and a weak US economy. The decline in activity post-September 11 was offset by a milder winter compared with the severe winter in the prior year. This resulted in overall US housing starts being up 4% year-on-year.

Strong market growth in Asia continued during the period. New construction ahead of the FIFA World Cup in June 2002 boosted the strong underlying growth being experienced in South Korea but some sign of softening is being seen following the event. Conditions in Thailand were favourable with stronger housing likely to underpin activity. Indonesia also lifted albeit coming off very low levels following the 1997 "Asian crash". Market volumes in China grew in the period but the market remains a difficult one.

DELIVERING A PERFORM AND GROW STRATEGY

Boral's Strategic Intent as announced in October 1999, is *to be a value-driven, focused building and construction materials supplier, operating in Australia and increasingly offshore.* Our strategy is to lift the performance of Boral's portfolio of businesses and to grow around our leading reserve and market positions.

Performance enhancement

As a result of Performance Enhancement Programs (PEP), Boral achieved $112 million of operational improvement and overhead cost savings during the period. These PEP cost savings more than offset inflationary business cost escalations during the year.

Compared with the prior year, average prices strengthened in timber, masonry, bricks (WA), quarries, cement and in bricks/tiles in the USA. However, during the period average pricing levels declined in Australian plasterboard, bricks (east coast) and roof tiles. Based on ABS

[1] Fourth quarter value of work done data is not yet available from Australian Bureau of Statistics.

published pricing data for pre-mix concrete, average selling prices on a year-on-year basis declined by 0.1%, yet increased 10.4% from the March-02 quarter to the June-02 quarter. Boral's pre-mix concrete selling prices reflect this trend and have increased by more than 10% from April 2002.

Following the divestment of the profitable upstream Windows lineals and extrusion operations in 2001, this year's result reflects a favourable $10 million turnaround of the Windows fabrication business. This year, the business was profitable as a result of a lower asset base and overhead cost structure, a streamlined product range and reduced operational costs.

A considerable turnaround in performance in the Timber portfolio has also been achieved following divestment of the profitable Tasmanian timber business in 2000 and the Tumbarumba softwood mill in 2001. With significantly reduced assets, the profitability of all remaining business units – hardwoods, softwoods, plywood and residues – increased significantly during the period, particularly in the second half. Focused operational improvement programs, new product lines, further development of export markets, and strengthening of underlying domestic markets have established a sound base for the Timber business to move forward.

Rationalisation activities in Australia

Rationalisation programs and restructuring of capacity benefited Boral's businesses during the year. Production was managed to closely match demand and consequently inventory levels were held at last year's levels.

During the period the closure of Boral's brick plant at Traralgon in Victoria was announced. This followed the closure of the Moorebank brick plant in NSW, announced last year. Production from these two plants is progressively being transferred to Boral's plants at Bringelly and Badgery's Creek in NSW and to Thomastown in Victoria resulting in more effective kiln utilisation rates and higher plant efficiencies. Capacity upgrades at Bringelly and Badgery's Creek are being undertaken to ensure Boral retains the same level of overall brick production capacity.

Toll crushing arrangements for Pioneer's quarry products at Emu Plains in NSW commenced during the period allowing Boral's Emu Plains crushing plant to be used more efficiently and at a lower cost.

As part of the Greystanes redevelopment project, Boral's construction materials businesses are undertaking a number of restructuring and rationalisation initiatives.

Relocation of Boral Transport's bulk cement powder distribution depot and workshop has commenced, which will significantly improve the logistics of bulk cement distribution from production facilities in the Southern Highlands. Boral's Recycling business is being relocated to Widemere, where a purpose built facility will produce quality, specified materials for re-use in the construction materials markets.

Three Sydney asphalt plants located at Seven Hills, Greystanes and St Peters are being rationalised into one high capacity, cost efficient plant at Enfield in Sydney's central west. This new location will allow increased production of recycled materials and cost-effective rail supply of aggregate from our Dunmore quarry on the South Coast to service the broader Sydney market.

Boral's office facility at Greystanes is being demolished as part of the redevelopment of the site. Boral has leased a new purpose-built facility within the Greystanes Estate allowing centralisation of Boral's Sydney-based construction materials, cement, shared services and business systems personnel.

Growth
Since July 1999, approximately $425 million has been spent on acquisition and growth projects in Australia, the USA and Asia. During FY2002 $183 million was spent on growth projects and acquisitions. These initiatives have been value-adding and in line with Boral's strategic intent.

Bolt-on acquisitions
Boral is continuing to pursue new bolt-on acquisitions to leverage strong market positions and core capabilities. Recent acquisitions delivered better than expected results during the period.

In September 2001, the acquisition of Concrite in NSW was completed with the first ten months' contribution exceeding expectations; Boral also acquired Compton Park Quarry, a 970-hectare site with over 100 million tonnes of hard rock reserves which is located in the NSW Southern Highlands and complements Boral's very strong aggregates position in and around Sydney.

The Concrite acquisition followed the acquisition of the Alsafe concrete business in Victoria in FY2001, which contributed a full year result in FY2002.

In July 2002, Boral announced its third "bolt-on" acquisition in Australian concrete since demerger with the acquisition of a 50% stake in Go-Crete. Go-Crete has 5% market share in the Western Australia concrete market and also has a leading position in the WA pre-cast panel market.

The acquisition of 71% of Siam Gypsum through the Asian Plasterboard joint venture was finalised in August 2001 and has contributed a stronger than expected first year profit.

In the USA, MonierLifetile (50% owned by Boral) completed the acquisition of a concrete tile business in Kansas City in August 2001; this operation has performed well during the period.

Asian Plasterboard growth
Boral's Asian Plasterboard joint venture business with Lafarge delivered a strong profit uplift in the first half which continued into the June 2002 half. Boral's full year result of $18 million was $15 million above last year's result.

The features of the Asian Plasterboard result were:
- Improved returns from South Korea;
- Full year contribution from the 71% acquisition of Siam Gypsum Industries in Thailand;
- Improved results in China following consolidation and rationalisation of activities in Shanghai: this business achieved a small positive EBITDA outcome for the year;
- The relocation of a 30 million m^2 plant from Shanghai to Seoul, which has now commenced production;
- Construction of a small, low-cost plant at Chongqing in China;
- Stronger volumes in Indonesia and Malaysia and improved prices in Indonesia;
- Lower interest expenses due to low interest rates and lower debt levels.

Boral's plasterboard sales volumes in Asia also benefited from underlying demand growth arising from the substitution of alternative building materials by plasterboard.

Boral's shareholding in the Asian Plasterboard joint venture with Lafarge increased from 43% to 48% during the period and will increase to 50% by 30 June 2003.

Plant upgrades & capacity expansions
Blue Circle Southern Cement's newly completed Marulan Lime kiln upgrade was completed in February 2001 and operated to full capacity during the period to meet demand in Australia's growing lime market.

Blue Circle is currently de-bottlenecking its Victorian cement works at Waurn Ponds, by increasing cement grinding capacity by 80,000 tonnes pa at a cost of $16 million; this increased capacity is expected to come on line in the March 2003 quarter.

Construction and commissioning of a new concrete plant at Deer Park on the site of Boral's Deer Park quarry in Melbourne, was completed in the first half of the year. During the second half, the new plant was running to full capacity. In addition, Boral's North Melbourne concrete plant was upgraded during the year to significantly increase capacity to service strong demand from the Melbourne inner city market.

In Timber, compensation funding of $22.5 million, which is to be re-invested by December 2005, was granted to Boral from the Federal and NSW Governments as part of Boral's Exit Assistance claim; in this context, a $6 million upgrade was completed at the Koolkhan timber mill during the period. Whilst further opportunities to invest in growth in hardwoods exist, we are currently waiting for confirmation of resource security from the NSW Government before we commit further funding to this part of the business.

Commissioning of the $25 million upgrade of the softwood mill at Oberon (50/50 JV with Carter Holt Harvey) was finalised at the end of 2001; the mill now has advanced technologies and is an extremely cost efficient operation.

In the USA, Boral's new $20 million clay paver plant in Augusta commenced production during the period. MonierLifetile (50% owned by Boral) completed construction of a new plant in Mexico, which was fully operational by December 2001 but is still operating at low utilisation levels. Construction by MonierLifetile of a new $20 million concrete tile plant in Colorado also commenced during the period and is due for completion by November 2002.

A $12 million upgrade of the US Clay Tile plant in California was completed during the year resulting in increased production capacity and improved plant efficiency.

Quarry End Use
In its second year of operation, the Quarry End Use (QEU) business unit delivered a strong result of $28 million predominantly from the Greystanes Development. Boral is adding financial and environmental value and has created a business unit that will provide a revenue stream well beyond the next ten years. Further QEU projects will come on line over the next two years including the Penrith Lakes Development (Boral has a 40% shareholding) and Boral's former Moorebank brick site. Boral is also reviewing other sites for future development opportunities.

In August 2002, Boral announced the formation of a partnership with Delfin Lend Lease to develop the 104-hectares of residential lands as part of the Greystanes redevelopment program. This strategic partnership will draw on the marketing and development expertise of Delfin to deliver an estimated $300 million whole of project revenue stream over the next five years.

The process to rezone the Penrith Lakes site has commenced and we anticipate that rezoning approvals for the residential development of the current quarry sites will be completed within the next year. We anticipate that the project will commence generating revenues within two years of rezoning and will continue for approximately 10 years.

During the year we gained consent to landfill the three clay pits at Moorebank. This landfill operation will allow the site's old clay quarry to be filled with clean material over approximately five years. Application to rezone the 102-hectare site to accommodate approximately 1,000 dwellings has been made and, once approved, development activity is expected to commence in late 2003 and to continue over a six-year period.

PERFORMANCE AGAINST OUR FINANCIAL OBJECTIVES

Boral has previously announced its financial objectives and is focused on them. Boral's financial objectives are to:

- Exceed the weighted average cost of capital (WACC) on a sustainable basis through the building cycle.
- Deliver better financial returns than the competition in comparable markets.
- Deliver superior total shareholder returns.

Exceeding WACC – sound capital and balance sheet management

The 2002 full year returns exceeded Boral's weighted average cost of capital. Return on funds employed for the period was 12.1%. This result supports Boral's goal of exceeding the weighted average cost of capital on a sustainable basis through the building cycle.

Capital expenditure during the period totalled $302 million. Stay-in-business (SIB) capital expenditure of $119 million was held to our target of 70% of depreciation during the period. Whilst plant and equipment is generally in good shape, the level of SIB capital expenditure will increase to depreciation levels in FY2003.

Boral's gearing (net debt to equity) reduced from 55% at 31 December 2001 to 45% at 30 June 2002. Gearing remains comfortably within the target range of 40% to 60%. Interest cover increased from 4.3 times to 5.4 times year on year.

US$300 million of US long-term debt with average 11.6 year tenure, was cost effectively issued during the second half of the year to enhance Boral's funding flexibility.

Better returns than our competitors

Boral continues to perform and grow around its strong reserve positions and #1 or #2 market positions in Australia, Asia and the USA. Boral continued to outperform competitors in Australian construction materials, in the US brick market and in plasterboard in Asia.

In Building Products in Australia, Boral's returns are below acceptable levels but substantive initiatives are being undertaken to significantly improve returns and to close the gap with the competition.

Improved shareholder returns

A final dividend of 10.0 cents per share has been declared, which will be 75% franked. This is an increase from the 2001 final and 2002 interim dividends which were both 9.0 cent dividends with 35% franking. Boral returned an attractive dividend yield, averaging 5.4% (before franking) for the year ended June 2002. The increased dividend and franking level effectively provides a 28% increase in the dividend for most shareholders.

Dividends for the full year totalled $109 million, resulting in a payout ratio of 57% from after tax income of $192 million.

Capital returns for shareholders have also improved. Boral's share price has increased by 64% since the demerger (February 2000) to 30 June 2002, compared with a 2% increase in the ASX100 over the same period. Over the past year, Boral's share price has increased by 31% versus the ASX100, which has decreased by 6%.

Since the demerger, Boral has delivered superior shareholder returns. The combined capital shareprice appreciation, dividend yield and franking benefits for Boral's shareholders, has resulted in an annualised TSR of 32% ranking the stock in the top quartile of the top ASX100 group of Australian listed companies.

Earnings per share for the year ended 30 June 2002 was 33.7 cents. EPS has improved by an average of 9% pa over the past three years, compared to the demerger year.

The final dividend will be paid on 19 September, 26 days earlier than last year. Boral will continue to offer a Dividend Reinvestment Plan for shareholders. To minimise EPS dilution, Boral intends to complete an on market buy-back equivalent to DRP share issuance.


EPS $
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.26
0.30
0.27
0.34
1999
2000
2001
2002

CORPORATE GOVERNANCE

KPMG, Boral's external auditors, have advised that they propose to issue an unqualified audit opinion on Boral's financial report. As a corporate governance matter, full assurances about the accuracy and integrity of the Company's accounts have been provided by senior management and the Board is satisfied as to the reliability and quality of Boral's financial reporting.

Boral's internal audit function, which is outsourced to PricewaterhouseCoopers, provides further assurance to the Board of the adequacy of internal controls within Boral.

SAFETY AND SUSTAINABLE DEVELOPMENT FOCUS

Following significant improvement in the prior year, Boral's safety performance was sustained during the year ended June 2002, with the frequency of employee lost time injuries (per million work hours) maintained at an average of 4. The Company is strongly committed to further improving its safety performance.

During the year, Boral successfully rolled out a Sustainability Self Diagnostic Tool to determine the status of its businesses and to establish sustainability improvement targets and plans. A base level against which to monitor, measure and target performance of key environmental and social improvement programs has now been established.

OPERATIONS REVIEW

The growing importance of overseas operations has led to the separate reporting of Asia from the Australian Building Products and Construction Materials segments. The Asia reporting segment includes results for Plasterboard Asia and Indonesian Concrete and Quarries. The Building Products and Construction Materials reporting segments consist of Australian operations only.


EBIT $m
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
Australian
Offshore

Construction Materials, Australia

Share of 2002 Revenue


Australian Plasterboard
Quarries
Contracting
QEU
Transport
Asphalt
Concrete

*** Cement division includes Blue Circle Southern Cement, concrete placement & scaffolding*

Year ended 30 June	2002	2001	% change
Sales revenue, $m	1,640	1,523	7.7
EBITDA, $m	237	208	13.6
EBIT, $m	143	114	25.2
Divisional cashflow, $m	149	151	(1.4)
Capital expenditure*, $m	162	71	
Funds employed, $m	1,400	1,348	
EBITDA return on sales, %	14.4	13.7	
EBIT return on sales, %	8.7	7.5	
EBIT return on funds employed, %	10.2	8.5	
Employees	4,762	4,607	
Revenue per employee, $m	0.344	0.331	

* Including acquisitions

Whilst volumes driven by the infrastructure and non-dwelling market segments remained depressed during the period, Boral's Construction Materials businesses in Australia benefited from the upturn in the housing sector in the second half. Construction Materials reported an EBIT of $143m for the full year, 25% up on the prior corresponding period, on revenues of $1,640m (up 8% on the prior year).

Construction Materials' EBIT included a $28m profit from QEU operations (compared with $24m in FY01), together with ten months of better than expected earnings from the newly acquired Concrite operation, growth in BCSC's lime markets and improved pricing in cement and quarries. EBIT to sales margin increased to 8.7% compared with 7.5% in the prior year.

Building Products, Australia

Share of 2002 Revenue


Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Year ended 30 June	2002	2001	% change
Sales revenue, $m	999	955	4.6
EBITDA, $m	128	110	16.3
EBIT, $m	85	65	30.2
Divisional cashflow, $m	93	55	67.1
Capital expenditure*, $m	33	52	
Funds employed, $m	811	841	
EBITDA return on sales, %	12.8	11.5	
EBIT return on sales, %	8.5	6.9	
EBIT return on funds employed, %	10.5	7.8	
Employees	3,691	3,692	
Revenue per employee, $m	0.271	0.259	

* Including acquisitions

Building Products in Australia delivered a full year EBIT of $85 million, which was 30% above last year, on revenues of $999 million, which were 5% above last year. Second half EBIT for Building Products, Australia of $49.0 million was 153% ahead of the June 2001 half-year result.

Building Products' result was adversely impacted by the loss of profits following the divestment of the Windows lineal and extrusion operations, Tasmanian Woodchips, and Tumbarumba Softwood mill in the prior year. However, this was more than offset by a strong turnaround in Australian housing activity benefiting Timber, Plasterboard and Clay & Concrete Products. The Windows fabrication business delivered a significant performance turnaround during the year. EBIT to sales margin increased to 8.5% from 6.9% in the prior year.

USA

Share of 2002 Revenue



USA Bricks
Clay rooftiles
Flyash & admixtures
Concrete rooftiles**

***Boral's share of revenues from the MonierLifetile concrete tile JV do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.*

Year ended 30 June	2002	2001	% change
US$			
Sales revenue, US$m	416	402	3.5
EBITDA, US$m	81	76	6.6
EBIT, US$m	57	53	9.0
A$			
Sales revenue, $m	793	756	4.8
EBITDA, $m	155	144	8.1
EBIT, $m	110	99	10.5
Divisional cashflow, $m	85	69	23.7
Capital expenditure*, $m	60	59	
Funds employed, $m	716	761	
EBITDA return on sales, %	19.6	19.0	
EBIT return on sales, %	13.8	13.1	
EBIT return on funds employed, %	15.3	13.0	
Employees	2,232	2,305	
Revenue per employee, $m	0.355	0.328	

* Including acquisitions

Boral's USA operations delivered its sixth consecutive year of profit growth contributing a full year EBIT of US$57 million, which was 9% ahead of last year. In Australian dollar terms, USA

EBIT was 10.5% up at $110 million including a $2 million favourable exchange rate impact. US Bricks delivered a strong result despite economic uncertainty, with steady volumes and improved prices coming through in resilient market conditions. There was a strong focus on capital and restructuring in US Tile, MonierLifetile and flyash operations during the year. Despite improved pricing in roof tiles and operational improvements in flyash and MonierLifetile, a volume decline in roof tiles of around 5% and one-off restructuring costs offset some of the positive gains. EBIT to sales margin improved to 13.8% compared with 13.1% in the prior year.

Asia

Asian Plasterboard (joint venture with Lafarge) and Indonesian Concrete (Jaya Readymix)

Boral's share of revenues from the Asian Plasterboard joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.

Year ended 30 June	2002	2001	% change
Sales revenue, $m	53	38	39
EBIT, $m	20	4	405
Funds employed, $m	192	145	
EBIT return on funds employed, %	10.2	2.7	

Results for Asia reflect full year benefits of the Asian restructuring program, which has moved it from a loss making position two years ago to a strong full year EBIT of $20 million. Steady volume improvements in South Korea, Indonesia and Malaysia together with the full year benefits of the Siam Gypsum Industries acquisition in Thailand have contributed to this year's result. Consolidation and rationalisation of activities in Shanghai involving the relocation of the 30 million m^2 plant from Shanghai to Seoul and construction of a small, low-cost plant at Chongqing in China also contributed to the improved performance.

A strong foundation has been built for ongoing performance and growth in plasterboard in Asia.

Boral's Indonesian concrete business, which has approximately 30-35% of the pre-mix market, is benefiting from underlying market recovery.

OUTLOOK - FY2003

Housing approvals in Australia for the March quarter fell by 2.5% on the prior quarter and in the June 2002 quarter remained stronger than expected (dropping only by 0.5% on the March quarter). The six months to December 2002 should reflect a high level of activity flowing through from approvals. The June 2003 half is harder to forecast but we expect demand to reduce from current levels.

As expected, Australian non-dwellings and roads, highways & sub-divisions project activity should build during FY2003, driven by emerging large project work. This volume increase will largely benefit Boral's construction materials markets in Australia.

Overall revenues for Boral's Australian building products businesses are expected to be relatively flat during FY2003, with gradual increases in non-residential work and improved underlying performance offsetting weaker housing volumes in the second half. Australian Plasterboard prices are likely to be negatively affected by competitor and import pressures but this should be offset by operational improvements in Masonry, Bricks, Roofing and Timber.

FY2003 earnings for construction materials Australian businesses are expected to increase due to strengthened pricing and increased non-residential and infrastructure volumes in Australia; EBIT margins are expected to strengthen accordingly.

Quarry, concrete and cement price increases from early in the June 2002 quarter will have a full year impact in FY2003 for Boral's construction materials operations in Australia. Boral has also advised its customers of further price increases for cement, aggregates and pre-mix concrete to take effect in the December 2002 quarter.

Dependent upon timing of approvals, the Quarry End Use business unit should achieve similar profits in FY2003 to those reported for the past two years.

Asian profits are expected to remain strong. Further strengthening is possible due to increasing plasterboard penetration, underlying economic growth in Asia and plasterboard capacity increases in Korea. However, increased manufacturing overheads and possible price weakness associated with increased industry capacity in Korea could be negatives.

The outlook for the USA housing market is unclear in FY2003. Whilst we expect some softening in demand because of a weak economy and lower consumer confidence, we also expect residential demand to continue to show resilience in the current low interest rate environment. Boral's US earnings are expected to be favourably affected by underlying operational improvements in bricks, tiles and flyash operations.

There will be a continued focus on PEP/ operational improvements in all divisions and stay–in-business capital expenditure is expected to be around the level of depreciation for FY2003 (following three years of restraint at 70% or less of depreciation). There will be continued restraint on working capital levels.

Boral will have increased balance sheet flexibility for growth in FY2003 due to strong operational performance, conservative gearing and a stronger share price.

Boral's underlying profit performance in FY2003 is expected to exceed the FY2002 profit after tax of $192.4 million.

The Environment

All activities conducted at Boral's operating sites in Australia and overseas, which number more than 570, are conducted under relevant environmental legislation and regulations. Our businesses either hold, have applied for, or are currently negotiating all relevant environmental licences, permits and plans. *Compliance is the minimum operational requirement* under Boral's Environmental Policy.

Within Boral the term "sustainable development" as it pertains to the environment means:

- The non-wasteful use of resources, not just primary feedstock but also energy and water utilisation, and finding ways to reduce the amount of consumption per unit of production of each of these inputs.
- Non-renewable resources can be utilised on the basis of competent and cost effective extraction; sensible, efficient products; optimal recycling and reuse, and progressive development and employment of supplemental materials (eg, flyash, blast furnace slag) and alternative energy (eg, tyres, tallow, anode carbon dust).
- Minimising any adverse impact on the environment at extractive and manufacturing locations (eg. emissions and discharge, the protection of fauna and flora, aboriginal heritage).
- Exercising a high level of care and responsibility in the rehabilitation and, where required, remediation of sites.
- Taking into account community needs and expectations, as well as financial considerations, in all operations.

Energy Usage and Greenhouse Gas Emissions
Boral collected data this year on all forms of energy use by its operations in Australia and created a GHG emissions database. This database will enable us to focus our efforts on reducing energy usage and GHG emissions. It is interesting to note that less than 60 of Boral's sites produce over 90% of Boral's Australian GHG emissions.

Since 1998, Boral has been a Partner in the Sustainable Energy Development Authority (SEDA) Energy Smart Business Program. This commits us to the implementation of cost effective energy efficiency projects in NSW. Since inception, Boral has completed projects resulting in savings of 177,710GJ of energy and 20,157t CO_2e. We have made significant progress towards qualifying for the SEDA Silver Award and have further projects planned or being implemented at cement, brick and plasterboard plants.

Boral's cement business, Blue Circle Southern Cement (BCSC) participates in the Australian Federal Government's Greenhouse Challenge Program through an industry co-operative agreement with the Cement Industry Federation (CIF). The Greenhouse Challenge program aims to reduce emissions of greenhouse gases such as carbon dioxide, which in the case of the cement industry is primarily generated during the cement manufacturing process. BCSC has introduced changes to its business practices to incorporate a Greenhouse Energy Management System (GEMS) to achieve CO_2 emission savings, and in addition, to monitor and report CO_2 emissions as a part of the Australian cement industry commitment to greenhouse gas abatement action.

In 2002, the Australian Greenhouse Office has undertaken independent verification of the cement industry's Greenhouse Challenge cooperative agreement. This has involved detailed auditing of the BCSC emission inventory and abatement action plans by an external verifier. Emission abatement actions reported for the 2000/01 reporting period include increased use of mineral additions and supplementary cementitious materials, reduced fuel use in kilns, reduced electricity consumption, and increased use of wastes as fuel substitutes.

Since 1990, direct (fuel and process) greenhouse gas (GHG) emissions by the cement industry have decreased by 3% despite a 6% increase in production of cementitious material.

BCSC has contributed to the public reporting of the Australian cement industry dioxin emissions, through its participation in the development of the CIF's Dioxin Technical Note.

Timber operations
Boral sources timber for its hardwood operations in Northern NSW pursuant to a Wood Supply Agreement with the State of New South Wales and State Forests of NSW. The Agreement has a 20 year term expiring in 2018. The timber supplied by State Forests is from regrowth forests and does not fall into the category of High Conservation Value, Old Growth Forest.

A Regional Forest Agreement (RFA) for North East New South Wales between the Commonwealth of Australia and the State of New South Wales was entered in March 2000. The RFA ensures effective conservation, forest management and forest industry outcomes and formalises the framework for the management of the forests from which State Forests supplies timber to Boral. The signature of the RFA followed a rigorous process which commenced in 1995 and assessed native forests for conservation, recreation and cultural values. A wide range of stakeholders including industry, environmentalists and local community groups as well as governments participated in the RFA process.

Recycling and Reuse
Developments continue in the areas of recycling such as the use of aluminium industry by-products in cement, concrete and asphalt manufacture. The acceptance of recycled asphalt and concrete materials in new building and construction materials is encouraging greater recycling of road construction and demolition wastes.

Over 70 contaminated sites have been remediated since the mid-1990's and the total cost of remediation since the Boral demerger has been in excess of $12 million. In particular, asphalt sites that often dated back to the late 1940's have been a source of considerable concern and effort.

Most of our high risk sites have now been dealt with, but it is Boral's policy that any site to be divested or to have its lease terminated will undergo environmental assessment to ensure that minimal environmental risks, and therefore liabilities, remain.

We are also committed to protecting flora and fauna and have identified several major operations where Boral owned land could be "quarantined" or even "traded" to establish wildlife corridors or extend adjacent reserves.

Management Systems

This year 583 Boral employees in Australia received training in Environmental Improvement Plan (EIP) Implementation, Environmental Compliance Auditing and other courses. In addition, there were a number of business specific environmental briefings. Environmental training in the USA is undertaken on a routine basis with around two thirds of the workforce going through one or more sessions.

We are moving from a hard-copy system of state-based Environmental Legislation Summary Manuals to an Intranet based system which can be easily accessed by any Boral employee.

Boral also continues to implement an internal Compliance/System Audit program (48 full audits and 87 short-form audits were undertaken during the year), to develop Environment Improvement Plans (EIPs) for all significant operations, and to integrate environmental management systems with general business management and quality systems.

Environmental Performance

Line management records environmental incidents and other environmental measures, including audit actions closed out, emergency drills conducted, compliance performance and significant environmental improvements. Reports on environmental performance are reviewed monthly by senior management and periodically by the Board.

This year saw a pleasing decrease in the frequency of environmental infringements across Boral and its subsidiary companies internationally. No penalties for Tier One or Two offences were imposed however in NSW, the EPA issued three Penalty Infringement Notices (PINs) consisting of $4500 for a single incident (an acid spill) at a concrete batching plant at Blacktown, and a $1500 PIN for failing to maintain and operate a water cart in a proper and efficient manner at Kiama quarry.

As required, Boral also reported to the National Pollutant Inventory for over 30 operations that exceeded the relevant threshold levels. Operations that reported include larger quarries, brickworks, asphalt batching plants and timber mills. Also, after a co-operative determination with the NPI office of emission estimation factors using representative Australian industry stack emission data, Boral's three major plasterboard manufacturing operations reported for the first time. All Boral sites strive to reduce emissions both to lessen environmental impacts and to lower licence fees.

ENVIRONMENTAL POLICY

Boral is committed to pursuing industry specific best practice in environmental performance. As an international resources-based company, we acknowledge that our shareholders, employees and the community at large expect responsible environmental practice by Boral's businesses.

Boral embraces the principle of sustainable development, ie. development which meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe this principle is fundamental to Boral's continued success and growth.

Specifically Boral is committed to:

- complying with environmental legislation, regulations, standards and codes of practice relevant to the particular business as the absolute minimum requirement in each of the communities in which we operate
- conducting our operations to minimise and, wherever practicable, eliminate adverse environmental impacts
- continual improvement of our environmental performance including regular review and the setting of rigorous environmental objectives and quantified targets (particularly with regard to the efficient use of energy and materials, the minimisation of waste and the prevention of pollution)
- conducting business with suppliers and contractors who also have a commitment to a responsible environmental policy
- remediating our contaminated sites to standards internationally acceptable for the site purpose.

To support this commitment, Boral will progressively implement and maintain environmental management systems for its businesses based on the international standard ISO 14001 ("Environmental management systems – specifications with guidance for use") or its equivalent, and will also concurrently implement the Boral HSE Best Practice Elements.

Through communication and training, all employees and contractors will be encouraged and assisted to enhance Boral's environmental awareness and performance.

DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

Kenneth J. Moss Non-executive Chairman, age 57
Dr. Moss joined the Boral Board in 1999 and became the Chairman of Directors in 2000. Dr. Moss is the Chairman of Centennial Coal Company Limited and a Director of Adsteam Marine Limited, GPT Management Limited and National Australia Bank Limited. He was previously the Managing Director of Howard Smith Limited and is experienced in building materials businesses. He is a Vice President of the Australian Institute of Company Directors, the Chairman of Australian Maritime Safety Authority, and a Board Member of the Hunter Area Health Service. Dr. Moss has an engineering degree (Honours) and a doctorate of philosophy in mechanical engineering from Newcastle University.

Rodney T. Pearse Managing Director, age 55
Mr. Pearse became the Managing Director and chief executive officer of Boral in January 2000. He joined the Boral Group as the Managing Director, Construction Materials in 1994. Mr. Pearse had previously held senior line management and treasury positions in Shell Australia and Shell International. He has a commerce degree (Honours) from the University of New South Wales and a MBA (High Distinction) from Harvard University.

Elizabeth A. Alexander, AM Non-executive Director, age 59
Ms. Alexander joined the Boral Board in 1994. Ms. Alexander is a Director of Amcor Limited and CSL Limited. A chartered accountant, she was a partner in PricewaterhouseCoopers in Melbourne until she retired in April 2002. Ms. Alexander is the National President of the Australian Institute of Company Directors, a member of the Council of the Australian Defence Force Academy, the Takeovers Panel and the Financial Reporting Council and a former National and State President of the Australian Society of Certified Practising Accountants. She has a commerce degree from the University of Melbourne.

E. John Cloney Non-executive Director, age 61
Mr. Cloney joined the Boral Board in 1998. Mr. Cloney is the Chairman of QBE Insurance Group Limited and a Director of Maple-Brown Abbott Limited. He is a member of the Advisory Council of ABN AMRO. His career was in international insurance and he was previously the Managing Director of QBE Insurance Group Limited. Mr. Cloney is a fellow of the Australian Institute of Management and the New Zealand Institute of Insurance and Finance.

Rodney T. Halstead Non-executive Director, age 59
Mr. Halstead joined the Boral Board in 1991. Mr. Halstead is a lawyer who has practised in corporate law for over 30 years. He is a senior partner in the law firm Clayton Utz in Sydney. Mr. Halstead holds a law degree (Honours) from the University of Sydney and a master of law degree from the University of London.

Mark R. Rayner Non-executive Director, age 64
Mr. Rayner joined the Boral Board in 1996. Mr. Rayner is the Chairman of Mayne Nickless Limited and Pasminco Limited (In Voluntary Administration). He was previously the Chief Executive of Comalco from 1979 to 1989 and an executive Director of CRA Limited. Mr. Rayner is the Vice President of the Academy of Technological Sciences and Engineering. He has a chemical engineering degree (Honours) from the University of New South Wales.

J. Roland Williams, CBE Non-executive Director, age 63
Dr. Williams joined the Boral Board in 1999. Dr. Williams is the Chairman of Australian Magnesium Corporation Limited and a Director of Origin Energy Limited and United Group Limited. He had an international career with the Royal Dutch/Shell Group from which he retired as Chairman and Chief Executive of Shell Australia. He holds a chemical engineering degree (Honours) and a doctorate of philosophy from the University of Birmingham.

REMUNERATION

Fees of non-executive Directors are determined by the full Board within an aggregate of $650,000 approved by the Company in general meeting. In considering the level of fees to be paid, the Board takes account of survey and other information on the average fees being paid by peer group companies. Non-executive Directors do not receive any performance-related incentives.

Part of the role of the Compensation Committee is to advise the Board on the remuneration policies and practices for Boral generally and the remuneration arrangements for senior executives. These policies and practices are intended to attract, motivate and retain quality people.

Remuneration of Boral executives is structured to reflect Boral's performance and increase shareholder value. In determining or recommending remuneration and incentives for executives, regard is given to performance and comparable market rates.

Remuneration for senior executives comprises fixed or base remuneration and variable remuneration (incentives).

Fixed remuneration includes base salary, any non-cash benefits such as company cars and in most instances, superannuation contributions. Fixed remuneration is generally set around the median paid by comparable companies for similar jobs.

There are both short term and long term incentives for executives.

Short term incentives comprise cash bonuses. As long-term incentives, the Company makes annual grants to senior executives under the Boral Senior Executive Option Plan or the Boral Executive Share Plan.

Incentives for executives are directly related to business results, where the focus is on profit related to assets employed (Profit After Funding), and individual performance. With incentives being related to business results, the performance of the Company and the operating divisions is reflected in incentives awarded to senior executives.

Information regarding options issued during the year under the Boral Senior Executive Option Plan is provided in the Directors' Report.

Under the terms and conditions of the Boral Executive Share Plan, the Company makes an annual grant to a trust for the purpose of acquiring shares in the Company on the stockmarket and these shares are allocated to senior executives in the books of the trust. Executives are only entitled to a transfer of the shares in accordance with the terms and conditions of the Plan.

EMOLUMENTS - NON-EXECUTIVE DIRECTORS, EXECUTIVE DIRECTOR AND BORAL OFFICERS

Non-Executive Directors

	Board Fees $	Committee Fees $	Other $	Statutory Superannuation Contributions b $	Total $
E.A. Alexander	58,000	9,000	-	4,913	71,913
E.J. Cloney	58,000	3,000	-	4,880	65,880
R.T. Halstead	58,000	6,000	-	4,266	68,266
K.J. Moss	145,000	5,000	18,070 a	12,000	180,070
M.R. Rayner	58,000	3,000	-	4,880	65,880
J.R. Williams	58,000	6,000	-	5,120	69,120

a Value of car parking and associated fringe benefits tax.

b The superannuation entitlements attributable to these contributions are deducted for the Director's retiring allowance when he/she leaves the Board.

	Fixed Remuneration A$	Superannuation Contribution A$	Variable Remuneration A$	Boral Limited Options Awarded	Executive Share Plan - Vested Benefit A$	Total Remuneration A$
Executive Director						
R.T. Pearse	1,480,333	-	900,000	Number 700,000 Value A$405,300	15,142	2,800,775
Boral Officers						
D. Brown President, USA	715,621	102,304	352,929	Number 224,300 Value A$129,870	19,569	1,320,293
E.S. Severin Executive General Manager, Australian Construction Materials	472,743	80,173	196,525	Number 82,400 Value A$47,710	1,743	798,894
P.J. Jobe Executive General Manager, Cement	452,083	18,333	191,604	Number 119,100 Value A$68,959	2,000	732,979
D.J. Irvine Chief Financial Officer	502,000	-	131,601	Number 111,200 Value A$64,385	-	697,986
W.R. Batstone Executive General Manager, Plasterboard	380,874	64,593	123,992	Number 107,100 Value A$62,011	2,934	634,404

MEDIA RELEASE

BORAL LIMITED
ACN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

27 August 2002

BORAL AGREES TO PURCHASE ROCLA PERSADA IN INDONESIA

Boral Limited announced today that it has agreed to acquire the Rocla Persada concrete pipe business in Indonesia from Rocla Limited.

The Rocla Persada concrete pipe plant is located near Jakarta and services the Indonesian and some export markets. This acquisition will be a small add-on to Boral's current concrete and quarries business in Indonesia.

Executive General Manager of Boral's Cement division, Phil Jobe, said "Boral understands the Indonesian construction materials market and we believe we can add value to this small but strategic operation. The acquisition of the Rocla pipe business provides Boral with the opportunity to gain an understanding of the pipe market in a modest way."

Conditions of the purchase include Indonesian Government approvals.

For further information contact:

Phil Jobe,
Executive General Manager
Cement division
telephone (02) 9033 4001

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
telephone (02) 9220 6390